SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2004

BRITISH ENERGY PLC

(Registrant’s name)

3 REDWOOD CRESCENT, PEEL PARK, EAST KILBRIDE G74 5PR

SCOTLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

The following document has been posted to shareholders of British Energy plc in connection with its proposed Restructuring and is furnished herewith pursuant to the General Instructions for Form 6-K:

Exhibit	Description
No. 20.1	Supplemental Listing Particulars and Supplemental Prospectus of British Energy Group plc and British Energy Holdings plc dated December 15, 2004

Contact:

Andrew Dowler	020 7831 3113	(Media Enquiries)
John Searles	01355 26 2202	(Investor Relations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

Date: December 20, 2004	By:	/s/ Robert Armour
	Name:	Robert Armour
	Title:	General Counsel and Company Secretary

EXHIBIT 20.1

The following sets out the full text of supplementary listing particulars and supplementary prospectus in respect of British Energy Group plc and British Energy Holdings plc which contain, amongst other things, the full text of the results of British Energy plc for the second quarter and first half ended 30 September 2004, as announced on 10 December 2004. The definitions used or referred to in the Prospectus apply in this document unless the context otherwise requires.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, seek advice from another appropriately authorised independent financial adviser.

This document comprises: (i) supplementary listing particulars in relation to the issue of the New Shares and Warrants of British Energy Group plc pursuant to the Schemes and other arrangements with certain of the Creditors; (ii) a supplementary prospectus in relation to the issue of the Warrants of British Energy Group plc pursuant to the Disposal; and (iii) supplementary listing particulars in relation to the issue of the New Bonds of British Energy Holdings plc. Application has been made to the UK Listing Authority and to the London Stock Exchange respectively, for admission to the Official List of the UK Listing Authority and for trading on the London Stock Exchange’s market for listed securities of the New Shares and Warrants of British Energy Group plc and the New Bonds of British Energy Holdings plc. It is expected that Admission will become effective and that dealings in the New Shares, Warrants and New Bonds will commence on the London Stock Exchange on the dealing day immediately following the Restructuring Effective Date.

This document is supplementary to, and should be read in conjunction with, the document comprising listing particulars and a prospectus dated 29 November 2004 (together the Prospectus) which has been sent to British Energy Shareholders, RBS and Bondholders. The Prospectus relates to the Admission to the Official List and to trading on the London Stock Exchange of the New Shares, the Warrants and the New Bonds, which is conditional upon the Restructuring being implemented. The Restructuring involves certain creditors of the British Energy Group compromising their claims against the Group through a Court-approved scheme of arrangement under section 425 of the Companies Act 1985 (a Scheme) (the Creditors’ Scheme). The Restructuring will be implemented by the cancellation of the Ordinary Shares and A Shares of British Energy by means of a Scheme which will require the approval of British Energy Shareholders (the Members’ Scheme). If the Members’ Scheme is not approved the Restructuring will be implemented by the disposal of British Energy’s assets to British Energy Holdings plc (the Disposal). The Creditors’ Scheme Circular which was made available to RBS and Bondholders, and the Members’ Scheme Circular which was posted to British Energy Shareholders in each case on 29 November 2004, contain details of the relevant Schemes and the meetings being convened to approve the Schemes. The Prospectus, which was sent to British Energy Shareholders, RBS and Bondholders at the same time as the Members’ Scheme Circular and Creditors’ Scheme Circular, and this document contain information relating to the securities to be issued pursuant to the Restructuring (if it becomes effective).

The implementation of the Restructuring remains subject to the satisfaction of a number of important conditions. A summary of the conditions and of the Restructuring is set out in Part VI of the Prospectus: Further information relating to the Restructuring. Unless the context otherwise requires, this document assumes that the Restructuring has been implemented in accordance with its terms. Any statement contained in the Prospectus shall be deemed to be superseded or modified to the extent that a statement in this document modifies or supersedes such statement. Any reference to this document means this document excluding all information other than information in the Prospectus incorporated by reference. British Energy Group plc and British Energy Holdings plc have each confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the document to satisfy the requirements of the Financial Services and Markets Act 2000 or the Listing Rules. British Energy Group plc and British Energy Holdings plc each believe that none of the information incorporated therein by reference conflicts in any material respect with the information included in the document.

Copies of this document, as required by the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, have been delivered to the Registrar of Companies in Scotland for registration as required by section 83 of that Act.

The Directors of British Energy Group plc and British Energy Holdings plc, whose names appear on page 4 of the Prospectus, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Your attention is drawn to the “Risk factors” set out in Part II of the Prospectus.

BRITISH ENERGY GROUP PLC

(Incorporated and registered in Scotland under

the Companies Act 1985 with registered no. 270184)

and

BRITISH ENERGY HOLDINGS PLC

(Incorporated and registered in Scotland under

the Companies Act 1985 with registered no. 270186)

Introduction to the Official List of

561,016,553 British Energy Group plc shares

29,527,187 Warrants to subscribe for up to 29,527,187 British Energy Group plc shares

and

£550,000,000 British Energy Holdings plc Bonds

Guaranteed by British Energy Group plc companies

Sponsored by Citigroup Global Markets Limited

No New Shares or Warrants and no New Bonds have been marketed to, nor are any available for purchase, in whole or in part, by the public in the United Kingdom or elsewhere in connection with Admission. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities of British Energy Group plc or British Energy Holdings plc or any other entity.

Citigroup Global Markets Limited is advising British Energy plc, British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in the Prospectus and will not be responsible to anyone other than British Energy plc, British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.

HSBC Bank plc is advising British Energy plc, British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in the Prospectus and will not be responsible to anyone other than British Energy plc, British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdictions.

The New Shares, the New Bonds and the Warrants to be issued pursuant to the Restructuring have not been and will not be registered under the US Securities Act of 1933, as amended (the Securities Act) or any state securities laws and are being issued in connection with the Restructuring pursuant to exemptions from the registration requirements under the Securities Act, including, with respect to the New Shares and Warrants issued in connection with the Members’ Scheme and the New Shares issued in connection with the Creditors’ Scheme, the exemption provided by Section 3(a)(10) of the Securities Act, and with respect to the New Bonds and the Warrants (if issued in connection with the Disposal) only: (a) in the United States pursuant to the exemption provided by section 4(2) of the Securities Act; and (b) outside the US in reliance on Regulation S under the Securities Act. Neither the US Securities and Exchange Commission nor any state securities commission in the US, nor any other US regulatory authority has approved or disapproved these securities or determined if the Prospectus or this document is truthful or complete. Any representation to the contrary is a criminal offence.

Copies of this document are available for inspection (only during normal business hours) at the Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS up to and including the date of Admission and copies are available for collection on request, free of charge, up to and including the date of Admission from the Company’s registered office at 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR.

NEW HAMPSHIRE SECURITIES LAW

Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated (Chapter 421-B) with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under Chapter 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

SHAREHOLDERS IN AUSTRALIA, CANADA OR GERMANY

No steps have been taken, nor will any be taken, to enable the New Shares of Warrants to be offered in compliance with the applicable securities laws of Australia, Canada or Germany and any offer or invitation in relation to the New Shares and Warrants is not available, directly or indirectly, to persons in, or with their registered address in, Australia, Canada or Germany. This document is being sent to British Energy Shareholders with registered addresses in Australia, Canada or Germany solely for information purposes in connection with the Court meetings and the Extraordinary General Meeting. British Energy Shareholders in, or with their registered address in, Australia, Canada or Germany will not receive any New Shares and/or Warrants under, or in connection with, the Restructuring and instead may only receive cash if the Members’ Scheme or the Disposal is approved by Ordinary Shareholders.

SHAREHOLDERS IN IRELAND

This document shall be first published or issued in the UK. Neither this document nor the information contained herein constitutes an offer to the public of the New Shares or Warrants and, accordingly, this document is not a prospectus within the meaning of the Irish Companies Act, 1963 (as amended) or the Irish European Communities (Transferable Securities and Stock Exchange) Regulations, 1992.

This document is required as a result of the announcement on 10 December 2004 of the results of British Energy for the second quarter and first half ended 30 September 2004 and is supplementary to, and should be read in conjunction with, the document comprising listing particulars and a prospectus dated 29 November 2004 (together the Prospectus) which has been sent to British Energy Shareholders, RBS and Bondholders. The Prospectus relates to the Admission to the Official List and to trading on the London Stock Exchange of the New Shares, the Warrants and the New Bonds, which is conditional upon the Restructuring being implemented. The Restructuring involves certain creditors of the British Energy Group compromising their claims against the Group through a Court-approved scheme of arrangement under section 425 of the Companies Act 1985 (a Scheme) (the Creditors’ Scheme). The Restructuring will be implemented by the cancellation of the Ordinary Shares and A Shares of British Energy by means of a Scheme which will require the approval of British Energy Shareholders (the Members’ Scheme). If the Members’ Scheme is not approved the Restructuring will be implemented by the disposal of British Energy’s assets to British Energy Holdings plc (the Disposal). The Creditors’ Scheme Circular which was made available to RBS and Bondholders, and the Members’ Scheme Circular which was posted to British Energy Shareholders, in each case, on 29 November 2004, contain details of the relevant Schemes and the meetings being convened to approve the Schemes. The Prospectus, which was sent to British Energy Shareholders, RBS and Bondholders at the same time as the Members’ Scheme Circular and Creditors’ Scheme Circular, and this document contain information relating to the securities to be issued pursuant to the Restructuring (if it becomes effective).

1.	FINANCIAL RESULTS

The full text of the results of British Energy for the second quarter and first half ended 30 September 2004, as announced on 10 December 2004, is set out in the following Annex.

2.	NO SIGNIFICANT CHANGE

Save as disclosed in this document (which includes the Annex), there has been no significant change and no significant new matter has arisen since 29 November 2004, being the date of publication of the Prospectus, which is required to be disclosed pursuant to section 81 of the Financial Services and Markets Act 2000 or the Listing Rules of the UK Listing Authority.

3.	OTHER INFORMATION

3.1	Citigroup Global Markets Limited has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

3.2	HSBC Bank plc has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

3.3	PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

4.	DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected at the offices of Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, London E14 5JJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) following the date of this document up to and including 29 December 2004:

4.1	the results for British Energy for the second quarter and first half ended 30 September 2004 set out in the following Annex;

4.2	the written consents referred to in paragraph 3 above; and

4.3	this document.

15 December 2004

Annex

“NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND

THE UNITED STATES

10 December 2004

British Energy plc

RESULTS FOR THE SECOND QUARTER (Q2 05) AND

FIRST HALF (H1 05) ENDED 30 SEPTEMBER 2004

Key Points – Q2 05 and H1 05

•	No comparative quarterly data is available because the Company only commenced publishing quarterly reporting in the third quarter ended 31 December 2003, however H1 04 data is presented for comparison with H1 05 ending 30 September 2004 and FY 04 data is shown. In reviewing these results, it is important to note that, in general, output and prices tend to be higher in the third and fourth quarters of the year.

•	A summary of the results for the period is set out below:

	Q2 05	H1 05	H1 04	FY 04
	£m	£m	£m	£m
Profit & Loss Summary
UK operating (loss)/profit before exceptional items	(63)	(83)	(9)	57
Net exceptional operating charges	(15)	(31)	(24)	283

UK operating (loss)/profit after exceptional items	(78)	(114)	(33)	340
Group (loss)/profit after tax and exceptional items	(147)	(262)	(79)	234

Group (loss)/profit before tax and exceptional items – continuing activities	(133)	(234)	(60)	(194)

The UK operating loss of £78m for Q2 05 and £114m for H1 05 was achieved after net exceptional operating charges of £15m for Q2 05 and £31m for H1 05.

	Q2 05	H1 05	H1 04	FY 04
	£m	£m	£m	£m
EBITDA Summary
UK operating (loss)/profit before exceptional items	(63)	(83)	(9)	57
Add: Depreciation	18	36	25	50

EBITDA – continuing activities	(45)	(47)	16	107
Add: P&L adjustment of revised BNFL back end contracts	(4)	(5)	31	58

Adjusted EBITDA – continuing activities	(49)	(52)	47	165

Notes:

1.	EBITDA – is defined by the Company as earnings before interest, taxes, depreciation, amortisation and related exceptional items. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company’s financial performance. EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with United Kingdom Generally Accepted Accounting Principles) as a measure of liquidity.

2.	EBITDA – continuing activities for all periods listed do not include the adjustment from the revised BNFL back end contracts of £4m charge in Q2 05, £5m charge for H1 05 and benefit of £31m and £58m for H1 04 and FY 04 respectively. Following the asset impairment review at 31 March 2003 (updated at 31 March 2004) all expenditure of a capital nature has been expensed through the P&L account. Capital expenditure will continue to be fully expensed in the P&L account until it is possible to demonstrate that it enhances the value of the Company’s assets after taking account of the impairment review. Based on the UK GAAP, Capex, as referred to above, cannot be added back to EBITDA. The estimated amount of capital expenditure in Q2 05 was £17m and £32m for H1 05.

3.	Adjusted EBITDA includes the charge of £4m from the revised BNFL back end contracts in Q2 05, £5m charge for H1 05 and benefit of £31m and £58m for H1 04 and FY 04 respectively. Further details can be found under the heading “Fuel” in the Management’s Discussion and Analysis.

Whilst EBITDA was negative in the quarter, there were compensatory factors including favourable working capital movements, which resulted in net cash from operating activities being an inflow of £1m. Cashflows from operating activities of £1m for Q2 05 and negative £60m for H1 05 together with net interest paid of £21m in Q2 05 and £36m in H1 05 and disposal proceeds of £4m in H1 05, have contributed to a decrease in Total Cash of £20m and £92m for the respective periods.

Details of cash and net debt are summarised in the table below, including an update as at 31 October 2004.

	31 Oct 04	30 Sep 04	30 Jun 04	30 Mar 04
	£m	£m	£m	£m
Cash Balances
Cash not used for collateral Cash used for collateral	118 332	140 341	180 321	276 297

Total Cash[1]	450	481	501	573

Total Debt: pre restructuring Less: total cash	883 (450)	883 (481)	883 (501)	883 (573)

Net Debt	433	402	382	310

Note:

1.	Total Cash is the sum of cash at bank and deposits.

Following the implementation of the Proposed Restructuring, £700m of New Bonds will replace the existing bonds, the RBS letter of credit, and certain Power Purchase Agreements (PPA’s) and the pre-restructuring debt of £883m will be eliminated.

	Q2 05	H1 05	H1 04
Output and Unit Costs
Output (TWh)
– Nuclear	13.7	28.7	33.3
– Coal	1.6	3.0	2.2

Total Output	15.3	31.7	35.5

Realised price (£/MWh)	17.5	17.8	15.8
Total operating unit cost (£/MWh) – as reported	22.4	20.9	16.4

Margin(£/MWh)	(4.9)	(3.2)	(0.6)

Impact of adjustments on unit costs:-
Total operating unit costs (£/MWh)	22.4	20.9	16.4
Revised BNFL back end contracts (£/MWh)	0.3	0.2	(0.9)
Depreciation (£/MWh)	(1.2)	(1.1)	(0.7)
Adjusted operating unit costs (£/MWh)	21.4	20.0	14.8

Adjusted margin (£/MWh)	(4.0)	(2.2)	0.9

(All numbers rounded to one decimal place)

Total output for the quarter was 15.3 TWh and 31.7 TWh for the six-month period. Nuclear output performance in the three-month period was down by 16% to 13.7 TWh, compared with 16.3 TWh in the equivalent period last year. Nuclear output was down by 14% to 28.7 TWh in the six-month period, compared with 33.3 TWh of nuclear output in the equivalent period last year.

Realised prices were £17.5/MWh for the three-month period and £17.8/MWh for the six-month period which compares favourably to £15.8/MWh in the first half of the previous year. Total operating unit costs, excluding revalorisation were £22.4/MWh and £20.9/MWh for the three-month period and six-month period respectively. This compares to £16.4/MWh for H1 04, an increase of 27% mainly due to the lower volumes and the largely fixed cost base as well as the impact of certain cost increases for pensions and depreciation.

Key Events

•	The European Commission announced its approval of the Government’s (Her Majesty’s Government) State aid application as noted in the Company’s announcement on the 22 September 2004. The approval was subject to certain compensatory measures the details of which were announced by the Department of Trade and Industry on 22 September 2004.

•	British Energy Generation Limited has secured a three year £60m full-recourse receivables (debt purchase) facility expiring on 24 August 2007. Whilst the Facility is already available, on completion of the Proposed Restructuring the Facility will be guaranteed by the other principal companies within the Group (excluding Eggborough Power Limited). This is an important step as, upon the Government receiving State aid approval from the European Commission no further drawings can be made under the credit facility provided by the Government.

•	On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of our creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms that were announced on 1 October 2003.

•	On 24 September 2004 the United Kingdom Office for National Statistics (ONS) announced that with effect from 9 September 2002, the Company would be classified as in the public sector. This classification was stated by the ONS to reflect the degree of control that can be exercised by the Government over the Group, first through the Government credit facility and then as a result of the terms of the Proposed Restructuring.

•	Progress has been made towards the completion of the Proposed Restructuring, but it still remains subject to a number of significant uncertainties and important conditions. The Company announced on 12 October 2004 that the initial conditions to the Creditor Restructuring Agreement entered into in October 2003 had been satisfied. On 30 November 2004, an announcement was made stating that circulars to shareholders and creditors accompanied by a prospectus had been posted on the previous day giving notice of a Members’ Scheme meeting, Creditors’ Scheme meeting, Extraordinary General Meeting and meetings of bondholders to be held on 22 December 2004. As a precaution, the Group has, therefore, agreed an extension to the present long stop date of 31 January to 31 March 2005 under the Creditor Restructuring Agreement and related amendments to other restructuring documents with the requisite majorities of creditors, bondholders, BNFL and the Secretary of State and a related extension of the long stop date under the Government Restructuring Agreement.

•	On 3 September 2004 British Energy received a formal request from two shareholders holding together in excess of 10% of the issued share capital, Polygon Investment Partners LLP and Brandes Investment Partners LLC, to convene an extraordinary general meeting of British Energy (EGM) to consider three special resolutions and two ordinary resolutions which, if approved, could have prevented the Proposed Restructuring being implemented.

•

On 23 September 2004 the Company applied to the United Kingdom Listing Authority (UKLA) to cancel the listings of the ordinary shares and A shares, and the delisting took effect on 21 October 2004. As a consequence of the Company’s application to the UKLA to cancel the listings, the New York Stock Exchange (NYSE) suspended trading in the Company’s American Depository Receipts (ADRs) prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE’s decision. However, on 6 December 2004, the NYSE affirmed the decision to delist the Company’s ADRs. On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. The Requisitioned EGM took place on 22 October 2004 and the resolutions that had been proposed were defeated.

Board Changes

•	Since the year-end, we have announced the appointment of Stephen Billingham as Finance Director. Mr Billingham joined the Company at the end of August as Finance Director Designate. As part of ongoing hand over arrangements Mr Billingham was appointed to the Board on 16 September 2004 and Martin Gatto, formerly our Interim Finance Director, stepped down on the same day. Mr Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support service group, where he was Group Finance Director during its successful financial recovery.

•	Martin Gatto continues to serve with the Company in the role of Chief Financial Officer, until 31 December 2004.

•	Roy Anderson was appointed to the Board as Chief Nuclear Officer on 16 September 2004. The appointment of Roy Anderson as Chief Nuclear Officer is to be approved by the NII under the terms of our site licences. This approval is expected to be forthcoming. Prior to joining the Company, on 5 July 2004, he was president of PSEG in the United States where he was responsible for all nuclear production.

•	David Pryde was appointed as an independent Non-Executive Director on 1 September 2004. Mr Pryde has extensive trading and risk management experience. He has held senior management positions in trading businesses within JP Morgan and Co. Inc. and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

•	In addition David Gilchrist resigned from the Board of the Company on 5 August 2004.

Trading and Outlook

•	The Company has suffered a number of unplanned outages since mid March 2004 and following the evaluation of structural inspections carried out during a statutory outage at our Hartlepool power station, we decided that further work was required to demonstrate the integrity of certain boilers. This work entailed intrusive visualinspections of a number of boiler closure units. This also involved certain inspections being undertaken at Heysham 1. In addition, we are making modifications to Hartlepool and Heysham 1 to address certain other technical issues.

•	The Company announced its revised target nuclear output for 2004/2005 in its statement dated 30 July 2004 to around 61.5 TWh. Following consideration of our programme of works at Hartlepool and Heysham 1, the Company currently expects that those stations will not return to service until later this calendar year and consequently (as we announced on 18 November 2004) we expect nuclear output of 59.5 TWh in the financial year ending 31 March 2005. Based on the Company’s business plans, we further expect the average annual nuclear output over the next three financial years (including this financial year) to be approximately 61.8 TWh.

•	As of 22 November 2004, contracts were in place covering virtually all of the planned output for the financial year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0 per MWh.

•

As previously indicated, the Company had already contracted to sell much of its planned nuclear output for the current year during the previous financial year and has had to buy back power. Therefore it has not seen the full benefit of the recent rises in electricity prices.

These factors, as well as increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004 have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of Hartlepool and Heysham 1, the Directors consider that the outlook for the Company’s financial and trading prospects for the remainder of the financial year will be challenging.

•	There are currently and on Admission will continue to be, certain restrictions on and factors affecting our ability to pay dividends. As a result of these restrictions and after making a prudent allowance for collateral requirements the directors consider that the earliest period for which a dividend may be declared is the financial year ending 31 March 2007.

Safe Harbor

This document contains certain “forward-looking” statements as defined in Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy’s business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as “intends”, “expects”, “anticipates”, “estimates”, “aim”, “believe”, “assume”, “should” and words of similar import, which are predictions of or indicate future events or future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in British Energy’s Form 20-F annual report for the year ended 31 March 2004 filed with the US Securities and Exchange Commission.

This announcement is not an offer for securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

For further information please contact:

John Searles, Investor Relations:	020 7266 8394

Stephen Billingham, Finance Director:	020 7266 8331

Andrew Dowler, Media:	020 7831 3113

Management’s Discussion and Analysis – Financial Condition and Results Of Operations

Overview

This report contains British Energy’s publication of results prepared under United Kingdom Generally Accepted Accounting Principles (UK GAAP) for the second quarter ended 30 September 2004 and for the six months ended 30 September 2004. Since this is the first time British Energy has published results for its second quarter, this report does not contain any comparative quarterly information.

In the following discussion the ‘three-month period’ or the ‘quarter’ refers to the three months ended 30 September 2004, the ‘six-month period’ refers to the six-months ended 30 September 2004 and the ‘prior period’ refers to the six months ended 30 September 2003 unless otherwise stated. In this discussion references to ‘British Energy’ or the ‘Company’ are to British Energy plc. References to the ‘Group’ are to the Company and its subsidiaries.

British Energy is continuing to work hard on its proposed restructuring, the terms of which were announced on 1 October 2003 (the Proposed Restructuring). As at 22 September 2004 there were no drawings under the Government Facility and from that date no further drawings could be made under the Government Facility.

British Energy owns a total of eight nuclear power stations and one coal-fired power station in the United Kingdom.

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter. As a result, British Energy (and other generators) schedule a significant proportion of planned outages for the summer months. This seasonality in both prices and output can have a direct effect on operating performance and cash flows.

Total output for the quarter was 15.3 TWh and for the six-month period was 31.7 TWh of which nuclear output was 13.7 TWh in the quarter and 28.7 TWh for the six-month period. This fell short of the Company’s original expectations, and was adversely affected by a number of unplanned outages lasting for fourteen days or more. The principal outages occurred at Hartlepool and Heysham 1, which contributed lost output of approximately 2.4 TWh.

On 30 July 2004 the Company announced that, following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate (NII), it decided further work to demonstrate the integrity of certain boilers was necessary. This work entailed intrusive visual inspections of a number of boiler closure units. This also involved certain inspections being undertaken at Heysham 1. Currently two units at Hartlepool and two units at Heysham 1 are out of service while modifications are made to the safety cases to address flooding and fire threats and also to address certain other technical issues. Following discussions with the NII concerning the programme of works at Hartlepool and Heysham 1 the Company currently expects that Hartlepool and Heysham 1 will not return to service until later this calendar year. Consequently, the Company reviewed its annual nuclear output target previously announced at 64.5 TWh and revised the nuclear output target for the 2004/05 financial year to around 61.5 TWh. On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target had been reduced to 59.5 TWh.

The realised price was £17.5/MWh for the three-month period and £17.8/MWh for the six-month period, which compares with £15.8/MWh for the prior period. Forward market prices for electricity have risen by over 40% during the six-month period, which has resulted in an increased requirement for collateral for trading counterparties. The Group has not benefited fully from the higher electricity prices as fixed price sales contracts were in place covering a significant portion of output prior to the commencement of the current year. As of 22 November 2004 contracts were in place for virtually all the planned output for 2004/05, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0/MWh.

As at 30 September 2004 and 31 October 2004 the Group had cash balances amounting to £481m and £450m respectively, of which £341m and £332m were deposited as collateral in support of trading and operating activities. At 31 March 2004 the Group had cash balances amounting to £573m of which £297m had been deposited in support of collateral requirements.

In accordance with the dividend policy set out within the annual accounts to 31 March 2004 and as updated in the Dividend Policy section below, no dividend has been declared for the quarter.

The Proposed Restructuring remains subject to a number of significant uncertainties and important conditions.

On 22 September 2004 the Company announced the decision of the European Commission (the Commission) that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The Commission’s decision is subject to the following conditions:

•	the Company’s nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company’s other businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above current capability) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.

Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably forseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. In any event, the Creditor Restructuring Agreement and Government Restructuring Agreement require the Proposed Restructuring to be completed by certain specified (and recently extended) dates which are more fully explained in note 1 to the financial statements.

If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

Key Points on Results

•	The Group recorded an operating loss of £78m in the three-month period and £114m in the six-month period, including exceptional operating costs of £15m and £31m in the three-month period and six-month period respectively (further detail is provided in note 4 to the financial statements). In the prior period an operating loss of £33m was recorded, including exceptional operating costs of £24m.

•	Losses before tax of £147m and £262m were recorded in the three-month period and six-month period respectively. For the prior period the loss before tax was £71m.

•	Total output for the quarter was 15.3 TWh and 31.7 TWh for the six-month period. Nuclear output performance in the three-month period was down by 16% to 13.7 TWh, compared with 16.3 TWh in the equivalent period last year. Nuclear output was down by 14% to 28.7 TWh in the six-month period, compared with 33.3 TWh of nuclear output in the equivalent period last year.

•	Realised prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) were £17.5/MWh for the three-month period and £17.8/MWh for the six-month period, which compares to £15.8/MWh for the prior period.

•	Total operating unit costs, excluding revalorisation (which are calculated by dividing the total operating costs, net of exceptional items and energy supply costs, by total output), were £22.4/MWh for the three-month period and £20.9/MWh for the six-month period, which compares to £16.4/MWh for the prior period. The increase of 27% is mainly due to the lower volumes and the largely fixed cost base as well as the impact of certain cost increases for fuel, pensions and depreciation.

•	Operating cash outflow was £60m for the six-month period net of the impact of further deferred payments agreed with BNFL of £25m and improved working capital management including revised terms of credit with certain suppliers, some of which are interest bearing. Net debt increased in the six-month period by £92m to £402m, primarily as a result of the loss for the six-month period and working capital outflow.

•	A contingent asset of £376m has been accumulated but not recognised in the interim report as at the period end arising from the revised BNFL arrangements. A consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back end contracts. However, any cash flow benefits have already been reflected as payments to BNFL assume the revised BNFL contracts are in effect. The profit and loss account charge under the revised BNFL contracts would be £4m higher in the quarter and £5m higher in the six-month period over the charges that arise under the historic contracts compared with £31m lower for the prior period due to increased electricity market prices. The net benefit under the revised BNFL back end arrangements to the date of restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments.

As previously indicated, the Company had already contracted to sell much of its planned nuclear output for the current year during the previous financial year and has had to buy back power. Therefore it has not see the full benefit of the recent rises in electricity prices. These factors, as well as increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004 have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of Hartlepool and Heysham 1, the Directors consider that the outlook for the Company’s financial and trading prospects for the remainder of the financial year will be challenging.

Explanatory Notes

Certain statements in this document are ‘forward-looking’ statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

•	statements concerning the Proposed Restructuring and its effect on the Group’s business and financial condition or results of operations;

•	the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operation; and

•	other matters that are not historical facts concerning the Group’s business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond the Group’s control and may cause its actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which apply only as at the date hereof, the Company is claiming the benefit of the ‘safe harbor’ provision contained in Section 21E of the US Securities Exchange Act of 1934.

EBITDA is defined by the Company as operating income before interest, income taxes, depreciation and amortisation. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company’s financial performance. EBITDA is not a measure of financial performance under UK GAAP and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with UK GAAP) as a measure of liquidity.

The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three and six months ended 30 September 2004 and the notes thereto which are included in this report. The full financial statements for the year ended 31 March 2004 and the notes thereto are not included in this report but are available on the British Energy website (www.british-energy.com).

British Energy has also prepared a quarterly report on a Form 6-K under US GAAP for the three and six months ended 30 September 2004.

KEY EVENTS

Annual General Meeting

The Annual General Meeting was held on 5 August 2004 at Murrayfield Stadium Conference Centre in Edinburgh, Scotland. The meeting approved each of the ordinary resolutions put to shareholders.

Requisitioned EGM and Delisting

On 3 September 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an Extraordinary General Meeting (the Requisitioned EGM). Those groups of shareholders were Polygon Investment Partners LLP (Polygon) and Brandes Investment Partners, LLC (Brandes) and their respective associates. British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If British Energy was required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not have done so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would have been likely to be in breach of the Creditor Restructuring Agreement.

On 23 September 2004 the Company applied to the United Kingdom Listing Authority (UKLA) to cancel the listings of the ordinary shares and A shares, and the delisting took effect on 21 October 2004. As a consequence of the Company’s application to the UKLA to cancel the listings, the New York Stock Exchange (NYSE) suspended trading in the American Depository Receipts (ADRs) prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE’s decision. However, on 6 December 2004, the NYSE affirmed the decision to delist the Company’s ADRs.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that having considered British Energy’s recent circulars it believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and confirmed that they would vote against all the resolutions and not further oppose the Proposed Restructuring. On that day, British Energy announced that it would be withdrawing an action against Polygon raised in New York and that the Bondholders had agreed terms to stop litigation commenced in England insofar as it related to Polygon. Brandes subsequently announced on 6 October 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients. The Requisitioned EGM took place on 22 October 2004 and the resolutions that had been proposed were defeated.

State Aid Approval

On 22 September 2004 the Company announced the decision of the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market established through the European Economic Community Treaty. The Commission’s decision is subject to the following conditions:

•	the Company’s nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any other of the Company’s businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

The Commission has requested enhanced reporting by the Government when payments for uncontracted decommissioning and incremental nuclear liabilities exceed £1,629m, the aim of which is to ensure that the State aid is only being used for authorised purposes.

Amongst other things, the State aid approval also provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into British Energy’s advanced gas-cooled reactors (AGRs) prior to the Effective Date (as defined in the relevant underlying contract) up to £2,185m (which is calculated in real terms as at March 2003 in December 2002 (money) values); (b) the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement which are not however taken into account to calculate the £2,185m cap; and (c) any shortfall of the Nuclear Liabilities Fund Limited (NLF) as regards the payment of liabilities related to the Company’s nuclear assets decommissioning and uncontracted liabilities.

The non-confidential version of the State aid approval which will be published in the Official Journal of the European Union may contain certain financial projections for the years ending 31 March 2005 to 2009 and certain other forward-looking statements and projections that were also supplied by the Government to the Commission. These projections were prepared exclusively for the purpose of the Government’s notification to the Commission of the proposed restructuring aid to British Energy, and were accompanied by appropriate qualifications and explanations from which it could readily be seen that they were not intended to constitute, and do not constitute, profit forecasts. Accordingly, British Energy, its directors and its advisers accept no responsibility for such projections (outside the context for which they were prepared) and no representation is given by any of the above that the results set out in the projections will be achieved.

Indicative Ratings for New Bonds

The Company has been in discussions with Fitch Ratings, Moody’s Investor Services and Standard & Poor’s Rating Services (the Rating Agencies) with regard to obtaining credit ratings for the £550m of new bonds that are to be issued to certain of its creditors and to the NLF upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.

Preliminary discussions were held with the Rating Agencies in 2003 in advance of agreement on the terms of the Proposed Restructuring and it was stated in the Company’s announcement made on 1 October 2003 that one rating agency had provided an indicative rating for the New Bonds of investment grade and two rating agencies had provided indicative ratings at non-investment grade.

On 23 September 2004, the Company announced that the Rating Agencies had updated their analysis and that all three agencies had now provided indicative non-investment grade ratings for the Company.

These ratings remain prospective and indicative and are subject to the Proposed Restructuring being completed in its proposed form in accordance with the assumptions that have been provided to the Rating Agencies for the purpose of the prospective and indicative rating assessment. These ratings will only be finalised when the New Bonds are issued upon completion of the Proposed Restructuring.

Classification of British Energy in the Public Sector

On 24 September 2004, the Office of National Statistics (ONS) announced that, for the purposes of production of the United Kingdom National Accounts (National Accounts), British Energy had been classified as in the public sector. As explained in the announcement, the National Accounts are produced to describe activities in a national economy, including transactions taking place between sectors of that economy. The ONS is responsible for the National Accounts which are compiled in accordance with international standards. In assessing the status of British Energy as a public sector body, the ONS stated that it took into account the powers conferred on the Government under the terms of the Government Facility and to be conferred on the Government as a result of the Proposed Restructuring.

The National Audit Office (NAO) has independently concluded, on the basis of the circumstances extant as at 21 September 2004, that British Energy should be accounted for post-Restructuring as a quasi-subsidiary of the Department of Trade and Industry (DTI).

This classification of British Energy as a public sector body is relevant for the purposes of compiling the National Accounts but does not affect the implementation of the Proposed Restructuring. Similarly, the NAO’s opinion that the DTI should account for the Company as a quasi-subsidiary does not impact on the implementation of the Proposed Restructuring. The Company is a public limited company owned by its shareholders and managed independently by its board who will be subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements. The Company is an independent entity and has control over a majority of its assets.

In light of the level and type of interaction the Group will have with Government post-Restructuring, the Company will need to conclude whether, for the purposes of FRS8 – Related Party Disclosures, the Government constitutes a related party and if so, what level of disclosure will be required with regard to transactions with the Government, including transactions of a routine nature with parties such as the Inland Revenue, Customs and Excise and local authorities, amongst others.

The NAO’s conclusion does not change the position that the Group has adopted in relation to the application to it of the Utilities Public Procurement Rules.

Satisfaction of Initial Conditions to the Proposed Restructuring

On 12 October 2004 British Energy announced that the initial conditions to the implementation of the Proposed Restructuring as set out in the Creditor Restructuring Agreement entered into on 1 October 2003 between the Company and certain creditors had been satisfied. In particular:

•	as announced on 22 September 2004, the Commission approved the Government’s State aid to the Company in connection with the Proposed Restructuring, subject to certain conditions;

•	the Company’s new arrangements with British Nuclear Fuels plc (BNFL) relating to back end and front end fuel services had become unconditional (save only for conditions relating to completion of the Proposed Restructuring);

•	the new arrangements for the financing of EPL and the banks’ options to acquire the Eggborough Power Station either through a share or asset purchase in 2010 had been exchanged with the relevant banks and had become unconditional (again save only for conditions relating to completion of the Proposed Restructuring);

•	all material Inland Revenue clearances had been obtained;

•	all material unsettled documents had been agreed with creditors; and

•	the Financial Services Authority (FSA) had consented to the Proposed Restructuring for the purposes of British Energy Trading Services Limited’s FSA authorisation.

In accordance with the Creditor Restructuring Agreement, British Energy also entered into a Business Transfer Agreement whereby, if the proposed scheme of arrangement with shareholders is not approved by the relevant shareholders (or otherwise lapses), the Company’s assets will be transferred to British Energy Holdings plc (Holdings plc), which would become an intermediate holding company of the restructured British Energy group.

On 30 November 2004 British Energy announced that it had posted the following documents:

•	a circular to its shareholders in relation to a members’ scheme of arrangement under section 425 of the Companies Act 1985 (the Members’ Scheme) and a disposal of the business and assets of British Energy to Holdings plc (the Disposal);

•	a circular to certain of its creditors in relation to the scheme of arrangement under section 425 of the Companies Act 1985 between British Energy and those creditors (the Creditors’ Scheme); and

•	a document comprising: (i) listing particulars in relation to the issue of new shares (New Shares) and warrants (Warrants) of British Energy Group plc; (ii) a prospectus in relation to the issue of Warrants of British Energy Group plc pursuant to the Disposal; and (iii) listing particulars in relation to the issue of new bonds of Holdings plc (New Bonds).

The indicative timetable for the Proposed Restructuring anticipates admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and admission to trading on the London Stock Exchange occurring in mid-January 2005. However, the indicative timetable is the best case expectation and may be subject to change and delay. The Group has, therefore, agreed an extension to the present long stop date of 31 January 2005 to 31 March 2005 under the Creditor Restructuring Agreement and also agreed related amendments to other restructuring documents with the requisite majorities of creditors, bondholders, BNFL and the Secretary of State and a related extension of the long stop date under the Government Restructuring Agreement.

Risk Factors

The Proposed Restructuring remains subject to a large number of important conditions including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	continuation of the standstill arrangements;

•	the Creditors’ Scheme becoming effective; and

•	listing of the New Shares and New Bonds.

If for any reason the Company is unable to implement the Proposed Restructuring prior to the present or any extended long stop dates and a replacement standstill cannot be agreed with creditors shortly thereafter, it would be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders.

Bruce Power Disposal

The disposal of the Company’s interest in Bruce Power was completed on 14 February 2003. On 12 February 2004 the Company received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Under the agreement with the consortium C$20m is retained in trust by an escrow agent to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units. On 25 May 2004 the Company received C$10m in respect of the restart of Unit 3 in addition to the sum of C$20m already received in respect of the restart of Unit 4. On 12 November 2004 the Company served notice on the escrow agent and Ontario Power Generation Inc. demanding payment of C$40m. A notice of objection was received on 29 November 2004 and the Group is considering what courses of action are open to it. No amounts have been recognised on the Company’s balance sheet at 30 September 2004 because of the uncertainties regarding their realisation

Board Affairs

On 5 August 2004, the Company announced the resignation of David Gilchrist as a Director of British Energy.

On 27 August 2004, the Company announced the appointment of David Pryde as an independent Non-Executive Director with effect from 1 September 2004. David Pryde has extensive trading and risk management experience having held various senior management positions in trading businesses within JP Morgan and Co. Inc. and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

On 17 September 2004, the Company announced the appointments to the British Energy board of directors (the Board) of Stephen Billingham and Roy Anderson effective as of 16 September 2004.

Stephen Billingham was appointed as Finance Director Designate in August 2004. As part of the ongoing hand over arrangements, he was appointed to the Board and Martin Gatto, formerly the Interim Finance Director, resigned from the Board on the same day and assumed the role of Chief Financial Officer. Stephen Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support services group, where he was Group Finance Director.

Roy Anderson was appointed as Chief Nuclear Officer although this appointment is to be approved by the NII under the terms of the site licences. This approval is expected to be forthcoming. He joined the Company on 5 July 2004 and was previously President of PSEG Nuclear, having also previously been Chief Nuclear Officer of Nuclear Management Company and of Florida Power Corporation.

Performance Improvements

The Performance Improvement Programme (PIP) commenced during the year ended 31 March 2004. An initial mobilisation phase ended in July 2004, which included an asset condition survey to develop a detailed plan of action. The next phases of PIP implementation are focussing on staff organisation, prioritisation of work activities, human performance initiatives and investing in people, processes and the materiel condition of the plant. The final phases are targeted to complete, subject to necessary working capital headroom being available, by 31 March 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending 31 March 2008.

The investment in the materiel condition of plant will focus initially on those items that we believe, from the asset survey condition, represent high priority issues. There can be no assurance that the items of plant that have been identified as lower priority issues, on the basis of information to date, will not be a cause of an unplanned outage in the future or that the order in which higher priority items of plant are dealt with will prevent unplanned outages. Furthermore, it is recognised that to successfully improve the overall business performance the Group will need to perform better across a number of different areas of the business.

By putting in place and implementing PIP, which, in essence, involves investing in people, processes and plant, the Group is aiming to increase the reliability of its nuclear generating assets. PIP should also lead to a reduction in the maintenance backlog. The Group believes that as a result of PIP, if properly implemented, the Group will be better placed to play a role in any future review by the Government of UK energy policy.

However, because of the programme’s wide ranging nature and the time and costs involved in implementing it, the Group does not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year, though we have already seen some signs of improving management of projects and thus reducing maintenance backlogs. The degree of improvement in operational reliability and the quantification of its impact on financial results will depend on how the implementation of PIP progresses in the next twelve months but the Directors believe, on the basis of improvement programmes implemented elsewhere in the world, that enhancements in output reliability should be capable of being achieved.

However, AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that the improvement in reliability achieved in other nuclear power station improvement programmes upon which PIP is based and which have been undertaken on newer fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of the Group’s AGR power stations.

British Energy’s trading development programme to improve and extend existing skills and asset utilisation should be largely complete by April 2005.

Corporate Restructuring

On 15 September 2004 the Company announced the proposed sale of its corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.6m and a potential additional cash payment of up to £0.3m if certain letting arrangements come to fruition. The Company has also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 the Company signed a lease for a new corporate headquarters in Alba Campus, Livingston, Scotland.

An agreement to enter into a long-term lease at Innovation House at Westway Business Park in Renfrew, Scotland was announced on 21 September 2004. These offices will house the four engineering teams that are remaining in Scotland.

Pension Valuation

The preliminary report on the Group’s pension schemes, as at 31 March 2004, states that on the ongoing actuarial basis used by the scheme’s actuary, the Generation Group had a funding deficiency of £376m and the Combined Group had a funding deficiency of £9m.

The Group currently anticipates that from 1 April 2005 the rate of employer’s regular contributions for future service benefits under the Generation Group will increase from 17.1% to 22.4%. Additional employer contributions will be paid toward the Generation Group funding deficiency totalling £19m for the year ending 31 March 2006, £19.5m for the year ending 31 March 2007 and £20m for the year ending 31 March 2008.

From 1 April 2005 the rate of employer’s regular contributions for future service benefits under the Combined Group will increase from 15.3% to 19.7%. The Group will also be making additional employer contributions towards the Combined Group funding deficiency, having regard to appropriate funding advice.

Investment Expenditure

During the three and six-month periods, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £32m and £64m respectively, of which £17m and £32m respectively may have been capitalised in the past. The main projects in the period included replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. None of this investment expenditure has been capitalised as fixed assets since it has not been possible to demonstrate that the investment expenditure enhanced the value of the Company’s fixed assets after taking account of our previous impairment review. Based on its current expectations of future electricity prices and output, and therefore financial resources, the Company believes that investment in plant projects, major repairs and strategic spares across the whole Group, which includes incremental PIP expenditure of approximately £20m, will be in the range of £140m to £170m for the year ending 31 March 2005 compared with £128m for the year ended 31 March 2004.

Prior Period Adjustment

In preparing the financial statements for the quarter and the six-month period, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by £2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. The impact of the adoption of UTIF Abstract 38 on the profit and loss account for the quarter, the six-month period and the year ended 31 March 2004 was not material. The effect of UITF Abstract 17 on the results for the periods ended 31 March 2004 and 30 September 2004 was not material.

Other Factors Affecting Results of Operations

The results of operations are principally affected by changes in plant output (nuclear and fossil fuel), electricity prices and operating costs. Each of these factors is discussed below.

Plant Output

Nuclear output was 13.7 TWh (a 65% load factor) for the three-month period and 28.7 TWh (a 68% load factor) for the six-month period. The UK nuclear output for the equivalent periods in 2003 was 16.3 TWh (a 77% load factor) and 33.3 TWh (a 79% load factor) respectively. The reduction on the previous year is primarily due to unplanned outages.

A feature of the year to date has been the number of unplanned outages. The most significant of these occurred at Hartlepool and Heysham 1. One of the units at Hartlepool has remained shut following the completion of a statutory outage in July for work to demonstrate the integrity of certain boilers, repairs to cast iron pipework and other work required before start-up with a loss in the quarter of 1.5 TWh. A unit at Heysham 1 has also been shut down since late July for the same reasons with a loss in the quarter of 0.9 TWh.

Currently, two units at Hartlepool and two units at Heysham 1 are out of service while modifications are made to the safety cases to address flooding and fire threats and also to address certain other technical issues. The NII have indicated that the safety case to address certain other technical issues will not preclude a return to service. Hartlepool and Heysham 1 are currently not expected to return to service until later this calendar year.

There have been a number of other unplanned outages. Those lasting for fourteen days or more were, in the first quarter, a rotor earth fault at Sizewell B in April which caused one unit to be shut down to carry out repairs with the loss of output of 0.8 TWh, the unit did not return to service until mid June. A reactor at Torness was shut down for most of May for the extension to a planned outage for boiler modifications with the loss of output of 0.5 TWh and one unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh. Also in the second quarter, at Heysham 2, one unit was out of service from early July until mid-August to carry out gas circulator inspections with a loss in the quarter of 0.6 TWh. At Dungeness B, a unit was out of service from late June until early August to carry out repairs to the generator with a loss in the quarter of 0.3 TWh.

Output from the coal-fired power station at Eggborough was 1.6 TWh during the three-month period and 3.0 TWh for the six-month period. For the equivalent periods in the previous year, the output was 1.1 TWh and 2.2 TWh respectively. As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company’s contracted trading position and the extent to which it is operated as cover for unplanned outages at the nuclear power stations.

Commissioning work on the Flue Gas Desulphurisation (FGD) equipment that is being fitted to Units 3 and 4 at Eggborough has continued during the quarter. The FGD has been installed and commissioning tests are in progress. Handover of the project has been delayed pending resolution of certain performance issues. The Company currently believes that the issues can be resolved without having a material adverse effect on the financial or trading position. Once operational, the equipment is designed to reduce emissions of sulphur dioxide to the atmosphere from the units that have been fitted with FGD by approximately 90%. The Company has advised the Environment Agency (the EA) of its intention to “conditionally” opt out Units 1 and 2 under the Large Combustion Plant Directive (the LCPD), limiting each unit to 20,000 operational hours between 1 January 2008 and no later than 31 December 2015. The EA confirmed that the conditional opt out had been granted on 30 June 2004.

Electricity Prices

Forward prices for baseload electricity in the wholesale market have continued to rise during the quarter, responding to rises in fossil fuel prices, especially gas. The market price for annual contracts for delivery from October 2004 onwards has risen from around £23.5/MWh at the end of March 2004 to around £28.4/MWh at the end of June 2004, and closed at £33.2/MWh on 24 September 2004 (the last day on which contracts for winter 2004 were traded), an increase of over 40% in six months.

As of 22 November 2004, contracts were in place covering virtually all of the planned output for the year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0/MWh.

The Group’s trading strategy utilises different routes to market with a view to reducing overall exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required. The Group aims to build a portfolio of wholesale trades and direct supply contracts (generally at fixed prices) to approximately match the planned generation output and to further mitigate the exposure to the wholesale market and, in particular, the risk of wholesale electricity market prices falling. This approach does however reduce, in the medium term, the benefit British Energy could receive from rising wholesale electricity market prices.

The realised price was £17.5/MWh for the three-month period and £17.8/MWh for the six-month period. This compares to a realised price of £15.8/MWh for the prior period. The higher realised price is a result of the increase in market prices, partly offset by earlier fixed price contracts entered into at prices below the current market.

Operating Costs

Operating costs after exceptional items were £429m for the three-month period and £837m for the six-month period that compares with £710m for the prior period. These are discussed more fully later in this report in the ‘Results of Operations’ section.

The financial results of both the three-month period and six-month period were affected by a number of exceptional items. The table below summarises the impact of exceptional items (before tax).

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Restructuring costs	14	19	37
Severance costs	1	9	—
Depreciation – corporate headquarters	—	3	—
UK decommissioning fund write-up	—	—	(13)

Exceptional items included within operating costs	15	31	24

Revalorisation (credits)/charges	(1)	1	(40)
Interest rate swaps provision credit	—	—	(3)

Exceptional items included within financing costs	(1)	1	(43)

	14	32	(19)
Exceptional gain on sale of joint venture and businesses	—	(4)	—

Total net exceptional charges/(credits)	14	28	(19)

Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2004 AND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

Group Performance

The operating result, after exceptional operating charges of £15m, was an operating loss of £78m for the three-month period. The operating result, after exceptional operating charges of £31m, was a loss of £114m for the six-month period compared with an operating loss of £33m for the prior period, after exceptional operating charges of £24m.

The loss on ordinary activities before taxation was £147m for the three-month period and £262m for the six-month period compared with a loss before taxation of £71m for the prior period.

The discussion below focuses on the results of continuing activities for the six-month period compared to the prior period, both before exceptional items.

Turnover

Group turnover from continuing activities comprised generation sales, direct supply sales and miscellaneous income. Turnover for the six-month period was £723m, an increase of £46m on the prior period as detailed below. Turnover was £351m for the quarter.

Increased/(decreased) turnover:	£m
– owing to decreased output	(58)
– owing to increased electricity prices realised	63
– owing to increased energy supply costs recharged to customers	39
– due to an increase in miscellaneous income	2

46

Output reduced by a total of 3.8 TWh compared to the prior period, and comprised output reductions of 4.6 TWh from nuclear operations offset by an increase of 0.8 TWh from

Eggborough. Nuclear output was affected by a number of unplanned outages and extensions to planned outages. Output at Eggborough was higher than the prior period as it was operated primarily to take advantage of the higher market prices and to provide cover for unplanned outages at nuclear plants.

The realised price for the quarter was £17.5/MWh. The realised price for the six-month period was £17.8/MWh compared with £15.8/MWh in the prior period reflecting the increase in market prices over the prior period.

Operating Costs

Operating costs of continuing activities excluding exceptional items were £806m for the six-month period, compared to £686m for the prior period, an increase of £120m. Operating costs of continuing activities excluding exceptional items were £414m for the quarter.

Total operating unit costs excluding revalorisation were £20.9/MWh for the six-month period compared to £16.4/MWh for the prior period, primarily due to lower volumes and the largely fixed cost base and certain cost increases in relation to fuel, the pension charge and depreciation.

The component elements of the operating costs are discussed below:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Continuing activities
– Fuel	105	209	184
– Materials and services	141	268	262
– Staff costs	78	151	112
– Depreciation charges	18	36	25

	342	664	583
Energy supply costs	72	142	103

Total operating costs	414	806	686

Fuel

Total fuel costs amounted to £209m for the six-month period compared with £184m for the prior period and £105m for the quarter. Nuclear fuel costs were £157m for the six-month period compared with £155m for the prior period and coal costs were £52m for the six-month period compared with £29m for the prior period. Nuclear fuel costs were £76m and coal costs were £29m for the quarter.

The £23m increase in coal costs relates to a combination of increased output amounting to £12m and increased coal prices amounting to £11m.

The costs of nuclear fuel increased by £2m in total. The reduced output led to a reduction in costs of £21m but this was more than offset by increased costs of £23m. This increase in costs was due to both inflation and higher electricity prices, which impact on the cost of fuel. There were also one-off credits in the prior period.

On 31 March 2003 and 16 May 2003, the Company announced that it had exchanged contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The amendments to existing front end contracts contained in the March 2003 deeds of amendment to the existing AGR fuel supply agreements became effective on 1 April 2003 but (except in relation to the new arrangements for the supply of uranics to British Energy Generation Limited (BEG)) may be terminated if the Proposed Restructuring is not completed. The revised back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003.

The financial statements for the three-month and six-month periods have been prepared upon the basis of the historic BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts. This is the only element of the Proposed Restructuring that will have a retrospective accounting impact.

The consequence of this is that the results for the quarter and six-month period do not reflect the profit and loss account charge that would arise under the revised BNFL back end contracts, which amounted to an increase in the charge of £4m for the quarter and £5m for the six-month period over the charges that arise under the historic contracts. The effect of the revised arrangements will be recognised on the completion of the Proposed Restructuring, together with other restructuring adjustments. The fuel cost for the quarter under the revised contracts has been calculated using an average electricity price for the quarter, as defined in the revised BNFL back end arrangements, of £24.8/MWh.

As noted above and as part of the standstill arrangements, the Group has made payments during the year to BNFL as if the revised BNFL back end contracts were in place. The difference in the cash payments that include the net profit and loss account savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by the Group, provided the Proposed Restructuring is completed. These amounts totalled £376m at 30 September 2004, an increase of £70m from £306m at 31 March 2004 reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back end BNFL contracts.

This matter is discussed further in note 15 to the financial statements.

Amounts in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed:

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back end contracts for the period	127
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:

Amounts settled	(46)
Amounts included in accruals at period end	(26)

Cash flow benefit arising within the period	55
Finance charges accrued on amounts stoodstill	15

		70

Closing balance at 30 September 2004		376

The net benefit under the revised BNFL back end arrangements to the date of the Proposed Restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognised will depend on a number of factors including the date of the Proposed Restructuring, the market price of electricity between 1 April 2003 and the date of the Proposed Restructuring as defined in the contract and the amount of fuel used.

Materials and Services

Materials and services costs comprise the operating expenses of our power stations and support functions excluding fuel costs, staff costs and depreciation. The costs during the six-month period were £268m compared with £262m, an increase of £6m. The costs during the quarter were £141m.

The increase of £6m is due to a number of increased costs amounting to approximately £27m relating in part to increased rates charges, expenditure on PIP and the various office moves. This increase was offset by reductions amounting to around £21m in relation to reduced levels of investment expenditure and reduced outage costs.

Included in materials and services is expenditure of a capital nature of £17m for the quarter. For the six-month period expenditure of a capital nature was £32m, compared with £47m in the prior period. Expenditure of a capital nature is being expensed as operating costs because it was not possible to demonstrate that this expenditure enhanced the value of the Group after taking account of the fixed asset impairment review carried out in the year ended 31 March 2004.

Staff Costs

Staff costs were £151m for the six-month period compared with £112m for the prior period. Staff costs were £78m for the quarter. The increase was £39m, of which £30m relates to pension charges following the revised assumptions being used under SSAP 24 – Accounting for Pension Costs in the current financial year. In the prior period the assumptions used by the Company resulted in no charge to the profit and loss account. The remaining increase of £9m was due to a combination of salary inflation and increased headcount.

Employer contributions to the pension scheme were £13m for the six-month period compared with £14m for the prior period and £7m for the quarter.

Depreciation

Depreciation charges were £36m for the six-month period compared to £25m for the prior period and were £18m for the quarter. The charges for depreciation are significantly affected by the £3,738m write down of fixed assets at 31 March 2003 and have increased compared to the prior year due to the partial write back of £295m at 31 March 2004 (see notes 4 and 8 of the financial statements).

Energy Supply Costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. Energy supply costs also include costs related to meeting the cost of compliance with the Renewables Obligation which are also recovered through turnover. The Group is required to comply with the Renewables Obligation as part of the regulations governing climate change. Total energy supply costs were £142m for the six-month period compared with £103m in the prior period, an increase of £39m. This increase reflects the inclusion of Renewable Obligation Certificates (ROCs) costs and growth in the Direct Supply Business. Total energy supply costs were £72m for the quarter.

Operating Loss

As shown below, the Group operating loss before exceptional items for continuing activities increased by £74m to £83m for the six-month period and was £63m in the quarter:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	6 months variance
	£m	£m	£m	£m
Operating loss:
Operating loss before exceptional items – continuing activities	(63)	(83)	(9)	(74)
Exceptional items	(15)	(31)	(24)	(7)

Group operating loss – continuing activities	(78)	(114)	(33)	(81)

The increase in operating loss before exceptional items for continuing activities of £74m over the prior six months can be analysed as follows:

£m
Increased/(decreased) operating loss due to:
Output decreases – turnover impact	58
Output decreases – nuclear fuel operating cost impact	(21)
Output increases – coal fuel operating cost impact	12
Electricity price movements – turnover impact	(63)
Coal price movements – operating cost impact	11
Nuclear fuel costs movements – operating cost impact	23
Increased levels of materials and services spend	27
Reduced levels of investment expenditure and outage costs	(21)
Pension costs	30
Salary inflation and increased headcount	9
Increased depreciation charge	11
Other	(2)

74

Financing Charges

Total financing charges for the six-month period were £152m made up of revalorisation of £116m and net interest of £35m and an exceptional revalorisation charge of £1m. This compares with prior period financing charges of £81m made up of revalorisation of £99m and net interest of £25m, exceptional financing credits of £3m and an exceptional revalorisation credit of £40m. Total financing charges for the quarter were £69m. The total financing charges are analysed below:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Revalorisation of nuclear liabilities	55	132	116
Revalorisation of decommissioning fund	(6)	(16)	(16)
Share of revalorisation of joint venture	—	—	(1)

Total revalorisation	49	116	99
Net interest expense	21	35	25

Financing charges before exceptional items	70	151	124
Exceptional interest credit	—	—	(3)
Exceptional revalorisation (credit)/charge	(1)	1	(40)

Total financing charges	69	152	81

Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of pro rata discount. Similarly, a revalorisation credit arises in respect of the decommissioning fund that is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet. The growth rate used in the calculations is based on 3.5% per annum real.

The net revalorisation charge excluding exceptional items was £116m for the six-month period, an increase of £17m from the prior period. The weighted average UK inflation rate was higher in the six-month period compared with the prior period and this resulted in an increase of £7m. There was a £1m credit in relation to the AmerGen decommissioning fund in the prior period.

The net interest expense charge of £35m in the six-month period was £10m higher than the charge for the prior period. The increase is due in part to higher rates of interest being payable on borrowings. There were also additional amounts payable to BNFL that were not incurred in the prior period and also in the prior period there was an adjustment on the interest rate swap accrual that was not present in the six-month period. These increases were offset by increased interest receivable due to higher interest rates and increased average balances in the six-month period compared with the prior period.

In the six-month period there was an exceptional charge of £1m in respect of revaluation of the decommissioning fund receivables which compares with the exceptional credit of £40m in the prior period. There was an exceptional credit of £1m for the quarter. These are discussed more fully in note 5 to the financial statements.

Taxation

There was no taxation charge on ordinary activities in either the three-month period or the six-month period. The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005. The tax charge for the prior period was £8m and comprised the overseas tax charge in respect of the Group’s liability for its share of AmerGen’s taxable profits. There was no UK tax charge in the prior period as taxable losses were incurred.

No deferred tax asset has been recognised at 30 September 2004 or 30 September 2003.

Loss on Ordinary Activities

As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the six-month period of £262m compared with a loss on ordinary activities after taxation of £79m for the prior period. The loss on ordinary activities after taxation for the quarter was £147m.

Deficit per Share

There was a deficit per share of 43.5p for the six-month period compared to a deficit of 13.1p for the prior period and for the quarter there was a deficit per share of 24.4p.

Research and Development

We support primarily scientific and engineering research activities directed toward securing further improvements in the reliability, performance and safety of the generating business and related activities. For the three-month period and six-month period expenditure on research and development was £3m and £7m respectively which is included within material and services costs and in the prior period the expenditure on research and development was £6m.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operating Activities

A reconciliation of profit after tax and exceptional items to earnings before interest, income taxes, depreciation and amortisation (EBITDA) is shown in the following table. EBITDA is a measure commonly reported and widely used by analysts, certain investors and other interested parties, as well as a measure used internally by the Group. The EBITDA calculations are shown for the total results and also exclude the disposals during the period and exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the decrease in total cash.

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Loss after tax and exceptional items	(147)	(262)	(79)
Interest (including exceptional items)	21	35	22
Revalorisation (including exceptional items)	48	117	59
Tax (including exceptional items)	—	—	8
Depreciation (including exceptional depreciation)	18	39	25

EBITDA	(60)	(71)	35
Gain on sale of businesses	—	(4)	—
AmerGen profit	—	—	(43)
Net exceptional charges other than depreciation	15	28	24

EBITDA—continuing activities	(45)	(47)	16
Nuclear liabilities charged to operating costs	31	66	63
Nuclear liabilities discharged	(21)	(58)	(19)
Regular contributions to decommissioning fund	—	(5)	(9)
Movement in other provisions	(6)	2	(2)
Exceptional operating cash costs	(6)	(11)	(19)
Working capital movements	48	(7)	(56)

Operating cash flow from continuing activities	1	(60)	(26)
Taxation paid	—	—	(15)
Disposal of investments	—	4	9
Net interest paid	(21)	(36)	(39)

Decrease in total cash	(20)	(92)	(71)

Represented by:
Increase in debt in the period	—	—	(97)
Decrease in cash in the period	(48)	(136)	(43)
Increase in liquid resources	28	44	69

Increase in net debt in the period	(20)	(92)	(71)

The operating cash outflow from continuing activities for the six-month period was £60m, £34m higher than the prior period. Included in the cash flows are capital investment amounts paid totalling £32m for the six-month period and £47m for the prior period that have been expensed as part of materials and services costs that may have been capitalised in the past.

When adjusted for the receipts from the sale of investments, the net interest paid and the taxation paid, there was a decrease in total cash of £92m for the six-month period compared with a decrease of £71m in the prior period. The decrease in cash in the first quarter was £72m and the second quarter performance was ameliorated by working capital improvements.

The movement on working capital of £7m for the six-month period can be attributed to a decrease in creditors due to reduced trading that is offset by reduced trade debtors also due to the reduced levels of trading. The working capital position was positively impacted by total deferred payments of £45m to BNFL and improved working capital management including revised terms of credit with certain suppliers, some of which are interest bearing.

Management of Liquid Resources

The net cash outflow due to movements in financial investments and increases in term deposits was £44m in the six-month period. The balances on the term deposit accounts holding the collateral amounts increased from £297m at 31 March 2004 to £341m at 30 September 2004.

Capital Resources

At 30 September 2004, total debt of £883m comprised:

•	a project finance loan of £475m secured on the assets of EPL, a subsidiary company that operates the Eggborough coal-fired power station. At 31 March 2004, the effect of the interest rate contracts was to classify the borrowings as fixed rate. Amounts owed by EPL are not guaranteed by British Energy but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited (BEPET) to EPL under the Capacity and Tolling Agreement (CTA) between BEPET and EPL. The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL’s borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements; and

•	an aggregate principal amount of £408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of £110m matured in March 2003 but payment has been stoodstill as part of the arrangements of the Proposed Restructuring of the Group.

There were no drawings under the Government Facility at any point during the six-month period ended 30 September 2004. Since 22 September 2004, no further drawings could be made under the Government Facility. The conditions applying to the Government Facility are more fully discussed in note 1 to the financial statements.

Net debt increased in the six-month period by £92m to £402m, primarily as a result of the loss for the six-month period, interest payments and working capital outflow.

Liquidity

The Group had cash and liquid resources, including amounts posted as collateral, of £481m at 30 September 2004 of which £341m was deposited as collateral in support of trading and operating activities.

The Group’s main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Group’s power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003) and maintenance requirements. The Group’s liquidity is also affected by the collateral requirements relating to trading activities and the terms of payment relating to suppliers.

The Group lost its investment grade rating in September 2002. The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on cash flows.

The Company announced on 23 September 2004 that it had been in discussions with Fitch Ratings, Moody’s Investor Services and Standard and Poor’s Rating Services, with regard to obtaining credit ratings for the £550m of New Bonds that are to be issued to certain of the Company’s creditors and the Nuclear Liabilities Fund upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003. All three rating agencies provided indicative ratings at non-investment grade. Subsequent to the Company’s announcement, Fitch Ratings and Moody’s Investor Services published their indicative ratings for the bonds of BB-/Ba3 respectively.

These ratings remain prospective and indicative only and are subject to the Proposed Restructuring being completed in its proposed form and in accordance with the assumptions that have been provided to the agencies for the purpose of the indicative rating assessment. The ratings will only be finalised upon issuance of the New Bonds as part of the completion of the Proposed Restructuring.

Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, the Government Facility has ceased to be available for further utilisation from 22 September 2004.

The Company’s strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile. The extent to which the Company is able to trade forward is therefore limited by the amount of collateral available.The Board of British Energy plc remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group pending the Proposed Restructuring. In light of the statements made in the circular to shareholders dated 29 November 2004 and in the prospectus of British Energy Group plc and British Energy Holdings plc which accompanied the circular to shareholders, and which were prepared on the basis that the Proposed Restructuring is completed, there is sufficient working capital to meet the Company’s present requirements, that is, for at least one year following the date of the circular to shareholders.

On 25 August 2004 BEG entered into a three year trade receivables financing facility (Receivables Facility) with Barclays Bank plc under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject to, amongst other things, seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility agreement and to limits on customer concentrations within the receivables portfolio. As at 30 September 2004 and 30 November 2004, the Receivables Facility was undrawn.

The Proposed Restructuring remains subject to a number of important conditions, including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change in the current or future business or operations, financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	continuation of the standstill arrangements;

•	the Creditors’ Scheme becoming effective ; and

•	listing of the New Shares and New Bonds.

Some uncertainties that may affect the Group’s cash flow position, performance or outlook are described in this Management’s Discussion and Analysis.

If the conditions to the Proposed Restructuring are not fulfilled within the time scales envisaged or required, or if there is a material deterioration in the Group’s cash flow position, performance or outlook, or if the restructuring and standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.

Post Balance Sheet Events

Output Forecast

On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending 31 March 2005 had been reduced to 59.5 TWh. The Company is satisfied that, in the current circumstances and at the date of this report, the impact of this downward revision in output target and the movements in electricity prices on the carrying value of the nuclear assets is not material.

Contingent Liabilities

On 12 February 2004, British Energy and certain of its subsidiaries received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further. No provision has been made in the financial statements at 30 September 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at 21 December 2003, British Energy Investment Limited may be required to make a payment to Exelon of up to US$13.7m together with accrued interest since December 2003. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute. Furthermore, the Company is reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, which, if agreed, may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in the estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

On 17 September 2004, the ad hoc committee of British Energy’s Bondholders commenced proceedings in the High Court in London against Polygon, Brandes and the Company, seeking a variety of relief against the different defendants to the action. The claimants sought a declaration against British Energy that British Energy was bound by the terms of the Creditor Restructuring Agreement as well as specific performance by British Energy of its obligations under the Creditor Restructuring Agreement, and potentially also damages. In the light of the outcome of the Requisitioned EGM on 22 October 2004, it is not clear whether these proceedings will continue, or whether they will be discontinued.

Subsequently the Bondholders agreed terms to stop the litigation insofar as it related to Polygon.

Dividend Policy

The Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible, but not prior to the completion of the Proposed Restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on or factors affecting the Board’s ability to pay dividends, including:

•	a cash reserve is required to be funded out of the Company’s net cash flow in order to support British Energy Group plc’s collateral and liquidity requirements following the Proposed Restructuring. The initial target amount for the cash reserve is £490m plus the amount by which cash employed as collateral exceeds £200m (the Target Amount). Prior to paying any dividend, the Company’s cash must equal or exceed the Target Amount and certain amounts specified in the Contribution Agreement;

•	the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, the Company must make the NLF Cash Sweep Payment. Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the Payment Percentage). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders. In addition, the Company may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Proposed Restructuring would exceed the aggregate of the annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•	the terms of the New Bonds contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred; and

•	the Company must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements, the Directors consider that the earliest period for which a dividend may be declared is the financial year ending 31 March 2007.

Subject to these restrictions, the Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which the Company might otherwise be permitted to pay a dividend, the Directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds and CTA Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to the Group’s pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings)) or retain cash reserves in excess of the Target Amount.

Movements in the operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid by the Company may vary in size and frequency.

International Accounting Standards

The project undertaken to review the impact of International Accounting Standards and International Financial Reporting Standards is continuing. This will identify and implement the changes required to the Group’s accounting policies, information systems, management processes and financial reporting activities. International Accounting Standards are required to be used in preparing the consolidated Group financial statements from 1 April 2005 onwards.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by British Energy at 30 September 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. The Group uses derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (NEA). There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (UK Decommissioning Fund) and the Group’s pension schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board. Each of these risks is discussed in more detail below with the exception of liquidity and funding risk that is more fully discussed in the ‘Future Liquidity’ section above.

The Power and Energy Trading Division manages electricity trading risks. The Power and Energy Trading Division operates within policies and procedures that are approved by the Board and monitored by the Trading Review Committee and by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (Group Treasury). Group Treasury operates within policies and procedures approved by the Board. Group Treasury uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both Group Treasury and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of £367m as at 30 September 2004 (31 March 2004: £377m)) have been amended as part of the Proposed Restructuring process. The derivatives were originally established to convert the variable rate financing used to purchase the Eggborough power station to fixed rate over an agreed profile. The effect of the amendment has been to fix future interest payments under the swaps from October 2004 onwards.

In addition, the Group had interest rate derivatives with a mark to market loss of £4m at 30 September 2004 that were originally established as an interest rate hedge. These derivatives were no longer deemed effective because of the Proposed Restructuring and a provision has previously been established for the loss.

At 30 September 2004 the total of investments in liquid funds and cash at bank amounted to £481m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 30 September 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.8%. Term deposits, money market funds and bank balances at 30 September 2004 include £341m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.9%. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

As the deposit terms are short-term, the carrying value of the investment in liquid funds and cash at bank at 30 September 2004 approximates to the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency transactions in relation to the finalisation of the sales of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At 30 September 2004 there were no foreign exchange contracts in place.

Electricity Trading Risk Management

British Energy’s trading activities relate principally to supporting the power generation business and direct supply business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of the Company’s trading activities is to increase the return on assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices. The Company generally sells all planned nuclear output forward to minimise the exposure to unfavourable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from the nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers; and thirdly, it provides a flexible capability.

The Company trades in the short-term wholesale markets and on the power exchange to buy and sell power to balance the overall portfolio. During periods of unplanned loss from nuclear plant this will result in buying in these markets and also potentially increased generation from Eggborough.

British Energy’s policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. The Trading Review Committee and a sub-committee of the Executive Committee strictly monitor electricity trading activities and place controls through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.

Output from the two nuclear stations in Scotland will continue to be sold under the terms of the NEA to Scottish Power and Scottish and Southern Energy until 1 April 2006, or the introduction of BETTA (currently scheduled for 1 April 2005), whichever is earlier.

Equity Risk Management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of the Group’s UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between the Group and the UK Decommissioning Fund and are invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. British Energy is ultimately responsible for contributions to the UK Decommissioning Fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK Decommissioning Fund and then invested in debt and equity securities.

The balance on the UK Decommissioning Fund receivable was recorded in the balance sheet at £460m at 30 September 2004, which approximates to its market value. The UK Decommissioning Fund comprised debt and equity securities and property with market values of £412m and £48m respectively at 30 September 2004 and £396m and £44m respectively at 31 March 2004.

If the Proposed Restructuring is completed, the Group’s liabilities in respect of the decommissioning of its stations will be governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, the Group’s level of obligation for decommissioning liabilities will be pre-determined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

Under the transitional rules permitted under FRS17 – Retirement Benefits, the Group disclosed a deficit of pension fund assets to liabilities of £325m as at 31 March 2004. The level of employer contributions to the Group pension schemes will be formally confirmed following the triennial actuarial valuation that is being carried out with an effective date of 31 March 2004 and which is expected to be finalised later this financial year. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.

Group Profit and Loss Account

For the three months and six months ended 30 September 2004 (unaudited)

	Notes	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003 restated	Year ended 31 March 2004 restated
		£m	£m	£m	£m
Turnover:
Group and share of discontinued joint venture turnover		351	723	795	1,660
Less: share of turnover in discontinued joint venture	3	—	—	(118)	(144)

Group turnover – continuing activities	3	351	723	677	1,516

Operating costs before exceptional items	4	(414)	(806)	(686)	(1,459)
Exceptional operating items	4	(15)	(31)	(24)	283

Operating costs after exceptional items	4	(429)	(837)	(710)	(1,176)

Group operating (loss)/profit –continuing activities:		(78)	(114)	(33)	340
Share of operating profit of discontinued joint venture		—	—	43	21

Operating (loss)/profit: Group and share of discontinued joint venture		(78)	(114)	10	361
Exceptional gain on sale of joint venture and businesses	8	—	4	—	47
Financing (charges)/credits:
Revalorisation charges	5	(49)	(116)	(99)	(185)
Net interest	5	(21)	(35)	(25)	(64)
Exceptional revalorisation credits/(charges)	5	1	(1)	40	68
Exceptional interest and other financing credits	5	—	—	3	5

(Loss)/profit on ordinary activities before taxation	3	(147)	(262)	(71)	232
Taxation on (loss)/profit on ordinary activities	6	—	—	—	2
Share of taxation of discontinued joint venture	6	—	—	(8)	—

(Loss)/profit for the period attributable to shareholders		(147)	(262)	(79)	234

(Deficit)/earnings per share (p):
Basic	7	(24.4)	(43.5)	(13.1)	38.9

Group Balance Sheet

As at 30 September 2004 (unaudited)

	Notes	30 September 2004	30 September 2003 restated	31 March 2004 restated
		£m	£m	£m
Fixed assets
Tangible assets and investments	8	896	793	935

Current assets
Decommissioning fund		460	398	440
Stocks		356	376	350
Debtors		329	385	374
Investments – liquid funds	14	355	315	311
Cash at bank		126	44	262

		1,626	1,518	1,737

Creditors: amounts falling due within one year
– borrowings	9	(220)	(270)	(197)
– other	9	(1,278)	(1,123)	(1,250)

	9	(1,498)	(1,393)	(1,447)

Net current assets		128	125	290

Total assets less current liabilities		1,024	918	1,225

Creditors: amounts falling due after more than one year
– borrowings	9	(663)	(710)	(686)
– other	9	(1,907)	(1,903)	(1,893)
Provisions for liabilities and charges	9	(1,882)	(1,776)	(1,812)

Net liabilities		(3,428)	(3,471)	(3,166)

Capital and reserves
Called up equity share capital		277	277	277
Share premium		76	76	76
Capital redemption reserve		350	350	350
Profit and loss account		(4,224)	(4,267)	(3,962)

Equity shareholders’ funds	11	(3,521)	(3,564)	(3,259)
Non-equity shareholders’ interests		93	93	93

		(3,428)	(3,471)	(3,166)

Group Cash Flow Statement

For the three months and six months ended 30 September 2004 (unaudited)

	Notes	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
		£m	£m	£m	£m
Net cash inflow/(outflow) from operating activities	12	1	(60)	(26)	156

Returns on investments and servicing of finance		(21)	(36)	(39)	(75)

Taxation paid		—	—	(15)	(12)

Disposals	8	—	4	9	171

Management of liquid resources	13	(28)	(44)	(69)	(65)

Financing	13	—	—	97	—

(Decrease)/increase in cash	13	(48)	(136)	(43)	175

Group Statement of Total Recognised Gains and Losses

For the three months and six months ended 30 September 2004 (unaudited)

	Notes	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004 restated
		£m	£m	£m	£m
(Loss)/profit for the period		(147)	(262)	(79)	234
Translation differences on foreign currency net investments		—	—	(9)	(15)

Total recognised (losses)/profits relating to the period		(147)	(262)	(88)	219
Prior year adjustment	1	—	(2)	—	—

Total gains and losses recognised		(147)	(264)	(88)	219

Notes to the financial statements

1.	Basis of Preparation

(i)	Introduction

These interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2004 except where detailed in (ii) below and note 2. This is the first set of quarterly results for the second three months of the financial year to be published by British Energy and therefore no comparative information on the quarterly results is provided for the comparative period in the prior year. Comparative information is provided for the six months results. In this discussion British Energy plc is referred to as ‘British Energy’ or ‘the Company’ and ‘the Group’ refers to the Company and its subsidiaries.

Fixed annual charges are apportioned to the quarterly period on the basis of time elapsed. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.

On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (AmerGen), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations during the prior year. All other activities of the Group have been shown as continuing activities.

The interim financial statements for the three months and six months ended 30 September 2004 are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below. The figures for the year ended 31 March 2004 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies. The report of the auditors on these accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985. The auditors’ report included within the Report and Accounts of the Group for the year ended 31 March 2004 includes a reference to a fundamental uncertainty in respect of the going concern basis of the Group. The interim financial statements were approved by the Board of Directors on 9 December 2004.

(ii)	Prior Period Adjustment

As noted in our interim financial statements for the quarter ended 30 June 2004, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by £2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. There was no prior year profit and loss account effect and no impact on the 30 September 2004 profit and loss account from the adoption of UITF 38. The effect of UITF 17 on the results for the periods ended 31 March 2004 and 30 September 2004 was not material.

(iii)	Background to Proposed Restructuring

Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to £410m (the Government Facility) to provide working capital for the Group’s immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to £650m until 29 November 2002 to

1.	Basis of Preparation (continued)

give the Company sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (EPL)) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the Secretary of State) provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)	the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the Eggborough Banks), The Royal Bank of Scotland plc (RBS) as provider of a letter of credit to the Eggborough Banks, the Group’s significant trade creditors, Teesside Power Limited (TPL), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (Total) and Enron Capital & Trade Europe Finance LLC (Enron) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank) being collectively referred to as the Significant Creditors) and British Nuclear Fuels plc (BNFL); and

(b)	the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (BEG), British Energy Generation (UK) Limited (BEGUK) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the Bonds) (the holders of those bonds being referred to collectively as the Bondholders).

On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of £200m, such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the proposed restructuring, outlined in (iv) below, (the Proposed Restructuring) becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (Commission) decision or an obligation under EU law (the Final Maturity Date). In the meantime the Secretary of State may have required repayment of the Government Facility if she concluded that the Proposed Restructuring could not be completed in the manner or time scales envisaged. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involved the grant of State aid by the Government, such aid was compatible with the Common Market, from 22 September 2004 no further drawings could be made under the Government Facility. Since no incremental collateral could be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The Government Facility’s Final Maturity Date was amended on 29 November 2004 to the earlier of: (a) the date on which the Government Restructuring Agreement will terminate pursuant to its terms; (b) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a decision of the Commission or any obligation under European Community law; or (c) the date upon which documentation required to effect the Proposed Restructuring has been executed and delivered and/or any schemes of arrangement have, if necessary, been sanctioned by the High Court and become effective in accordance with their terms to give effect to the Proposed Restructuring.

On 1 October 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group’s creditors and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.

The Company also disposed of its 50% interest in AmerGen to Exelon Generation Company LLC (Exelon) in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.

1.	Basis of Preparation (continued)

The Government Facility was temporarily increased to £275m on 27 November 2003. The additional £75m ceased to be available on the Group’s receipt of the proceeds from the sale of AmerGen on 23 December 2003.

On 19 December 2003 Bondholders approved amendments to the trust deed relating to the Bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement. Following formal amendment of the trust deed, a new standstill agreement was entered into with creditors in place of the Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of 5 September 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on the Group’s cash flows.

The Board of British Energy plc remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group pending the Proposed Restructuring. In light of the statements made in the circular to shareholders dated 29 November 2004 and in the prospectus of British Energy Group plc and British Energy Holdings plc which accompanied the circular to shareholders, and which were prepared on the basis that the Proposed Restructuring is completed, there is sufficient working capital to meet the Company’s present requirements, that is, for at least one year following the date of the circular to shareholders. On 25 August 2004 BEG entered into a three year trade receivables financing facility (Receivables Facility) with Barclays Bank plc under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject to, amongst other things, seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility agreement and to limits on customer concentrations within the receivables portfolio. As at 30 September 2004 and 30 November 2004, the Receivables Facility had not been utilised.

The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.

(iv)	Terms of the Proposed Restructuring

The terms of the Proposed Restructuring are set out in:

(a)	the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on 31 October 2003) (the Creditor Restructuring Agreement); and

(b)	the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (BEPET), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (NLF)) and the trustees of the Nuclear Trust (the Government Restructuring Agreement).

1.	Basis of Preparation (continued)

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:

(a)	Bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;

(b)	the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and

(c)	all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.

The principal features of the Proposed Restructuring include:

•	compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for New Bonds and New Shares and settling new arrangements for Eggborough. The claims of the Bondholders and RBS will be compromised pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the Creditors’ Scheme). In the case of the Significant Creditors and the Eggborough Banks, claims will be compromised pursuant to the terms of the Creditor Restructuring Agreement itself;

•	the amendment and extension of the contracts with BNFL for front end and back end related fuel services for the Group’s advanced gas-cooled reactor (AGR) stations announced on 31 March 2003 and 16 May 2003 and the implementation of a new trading strategy;

•	establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and

•	the Government funding certain contracted liabilities relating to historic spent fuel up to a specified cap and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Creditor Restructuring Agreement

Conditions

Completion of the Proposed Restructuring is subject to a number of outstanding conditions in the Creditor Restructuring Agreement including, amongst other things:

•	there being no material adverse change (see below);

•	the Government Restructuring Agreement becoming unconditional;

•	the Creditors’ Scheme becoming effective; and

•	the listing of the shares of British Energy Group plc (New British Energy) issued pursuant to the Proposed Restructuring (the New Shares) and the £550m 7% guaranteed bonds due 2005 to 2022 to be issued by British Energy Holding plc (Holdings plc) (the New Bonds).

For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the Capacity and Tolling Agreement (CTA) global bond to be held by EPL to fund the £150m of New Bond-equivalent payments under the new Eggborough arrangements (the CTA Global Bond) or the new Eggborough arrangements.

The Creditor Restructuring Agreement required the Proposed Restructuring to be completed by 12 noon on 31 January 2005 (the Restructuring Long Stop Date). The Company has agreed an extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement and related amendments to other restructuring documents.

1.	Basis of Preparation (continued)

The extension of the Restructuring Long Stop Date until 31 March 2005 (subject to certain intermediate milestones), was agreed with the ad hoc committee of Bondholders (on behalf of Consenting Bondholders), Deutsche Bank AG and BNFL. Eggborough Banks (including the steering committee of Barclays and RBS) holding in excess of the required two-thirds of the debt and swap claims have agreed to this extension and RBS has extended the RBS Letter of Credit. In addition, a simple majority of the holders of the Company’s Bonds due 2003, 2006 and 2016 signed written resolutions approving the extension of the standstill period under the terms of those Bonds as set out in a supplemental trust deed dated 7 December 2004.

The Secretary of State is not party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated; the Secretary of State has consented to the extension solely for that purpose.

The extension also preserves the possibility of an extension of the Creditor Restructuring Agreement beyond 31 March 2005 up to 31 October 2005, again subject to certain intermediate milestones. The requisite parties may object to the continuation of the extension or may not give such confirmations or agree the terms (if any) upon which they would be willing for the Proposed Restructuring to be completed after 31 March 2005.

The intermediate milestones to the extension include Bondholders and RBS passing resolutions approving the Creditors’ Scheme by 15 April 2005 and the Creditors’ Scheme becoming effective within 30 business days of grant of the Creditors’ Scheme order or within 15 business days of final determination of any appeal. These milestones may be extended with the agreement of those parties and majorities who have agreed to the extension.

On 12 October 2004 British Energy announced that the initial conditions to the implementation of the Proposed Restructuring as set out in the Creditor Restructuring had been satisfied. In particular:

•	as announced on 22 September 2004, the Commission approved the Government’s State aid to the Company in connection with the Proposed Restructuring, subject to certain conditions;

•	the Company’s new arrangements with BNFL relating to back end and front end fuel services had become unconditional (save only for conditions relating to completion of the Proposed Restructuring);

•	the new arrangements for the financing of EPL and the banks’ options to acquire the Eggborough Power Station either through a share or asset purchase in 2010 had been exchanged with the relevant banks and had become unconditional (again save only for conditions relating to completion of the Proposed Restructuring);

•	all material Inland Revenue clearances had been obtained;

•	all material unsettled documents had been agreed with creditors; and

•	the Financial Services Authority (FSA) had consented to the Proposed Restructuring for the purposes of British Energy Trading Services Limited’s FSA authorisation.

In accordance with the Creditor Restructuring Agreement, British Energy also entered into a Business Transfer Agreement whereby, if the proposed scheme of arrangement with shareholders is not approved by the relevant shareholders (or otherwise lapses), the Company’s assets will be transferred to Holdings plc, which would become an intermediate holding company of the restructured British Energy group.

On 30 November 2004 British Energy announced that it had posted the following documents:

•	a circular to its shareholders in relation to a members’ scheme of arrangement under section 425 of the Companies Act 1985 (the Members’ Scheme) and a disposal of the business and assets of British Energy to Holdings plc;

•	a circular to certain of its creditors in relation to the Creditors’ Scheme; and

1.	Basis of Preparation (continued)

•	a document comprising: (i) listing particulars in relation to the issue of New Shares and Warrants of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds of Holdings plc.

Creditor allocations

Under the terms of the Creditor Restructuring Agreement the Creditors (comprising RBS, the Bondholders, the Significant Creditors and the Eggborough Banks) have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for £275m of New Bonds and at least 97.5% of New Shares.

The Eggborough Banks, as creditors with security over, amongst other things, the shares in, and assets of, EPL have agreed to replace their existing secured claims with a right to receive £150m under an Amended Credit Agreement on substantially the same payment terms as the New Bonds. In addition, the Eggborough Banks will be granted: (i) options exercisable at any time prior to 31 August 2009 under which they may aquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time time prior to 31 August 2009 or after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favour of British Energy Group plc under which a member of British Energy Group plc may purchase such rights at 105% of the price offered to the relevant third party. The Eggborough Banks’ security will secure, amongst other things, the Eggborough Banks’ rights under an Amended Credit Agreement and the options.

Standstill arrangements

The Standstill Agreement entered into on 14 February 2003 was replaced by a new standstill agreement entered into by the relevant parties on 14 February 2004. The new standstill arrangements were extended to include all Bondholders on 24 March 2003 as set out in a supplemental trust deed dated 31 March 2003.

The standstill arrangements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the Consenting Bondholders) and BNFL (together the Consenting Creditors) from taking any steps to initiate insolvency proceedings or from demanding or accelerating any amounts due and payable by the Group during the period of the standstill (the Standstill Period) until the earliest of:

(a)	the Restructuring Long Stop Date;

(b)	termination following the occurrence of certain expected events (each a Termination Event) including termination of the Creditor Restructuring Agreement; or

(c)	the completion of the Proposed Restructuring.

Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a Termination Event. The Termination Events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate.

1.	Basis of Preparation (continued)

Under the standstill arrangements, certain Consenting Creditors will be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid semi-annually to Bondholders and the Eggborough Banks until the completion of the Proposed Restructuring. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six-month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

The Creditor Restructuring Agreement also contains certain covenants given by British Energy for the benefit of certain of the Consenting Creditors and all of the Bondholders including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.

Mechanics for implementation and shareholder allocation

The Proposed Restructuring will involve establishing New British Energy as the new parent company of the Group and Holdings plc as a directly wholly owned subsidiary of New British Energy.

The Company proposes to cancel its existing ordinary shares of 44 28/43 pence each (Ordinary Shares) and A shares of 60 pence each (A Shares) under the Members’ Scheme, and issue to shareholders: (i) New Shares equal to 2.5% of the issued share capital of New British Energy immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of New British Energy (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled Government Restructuring Agreement below)) immediately following implementation of the Proposed Restructuring (the Warrants). The subscription price under the Warrants is £28.95m in aggregate, equivalent to an equity market capitalisation of the Group of £550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.

If the Members’ Scheme is not approved by the requisite majority of shareholders or for any other reason the Members’ Scheme lapses, the Company will dispose of all its business and assets to Holdings plc. If the Disposal is approved by ordinary shareholders in general meeting, shareholders will receive only warrants to subscribe for a maximum of 5% of the ordinary issued share capital of New British Energy immediately following implementation of the Proposed Restructuring. If the Disposal is not approved by ordinary shareholders in general meeting, shareholders will not receive any New Shares or Warrants.

On 3 September 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon Investment Partners LLP (Polygon), Brandes Investment Partners, LLC (Brandes) and their respective associates. British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If British Energy were required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not do so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would be likely to have been in breach of the Creditor Restructuring Agreement.

British Energy was informed by certain creditors to whom the Group owes significant amounts that if it was prevented from delisting and they could not compel the Company to perform its obligations under the Creditor Restructuring Agreement, they would take steps to terminate the

1.	Basis of Preparation (continued)

Creditor Restructuring Agreement and the related standstill arrangements. Further they said that they would then take steps to recover amounts owing to them including taking steps to force British Energy into administration. If that had happened, British Energy believed that the other creditors who are also a party to the Creditor Restructuring Agreement would also demand payment. Therefore the Group would be required to pay approximately £1.5 billion to Creditors. The Group did not and does not have the resources to pay that amount. As a result of such breach of the Creditor Restructuring Agreement, British Energy may have been exposed to significant claims for damages for breach of contract. Moreover, because the creditors said that they would demand immediate repayment of monies which British Energy judged, for the reasons set out above, it would be unable to pay, British Energy considered that its directors would have no choice but to place British Energy into administration. For this reason, the board of British Energy decided that it should apply for the United Kingdom Listing Authority (UKLA) to cancel the listings of the ordinary shares and A shares as soon as practicable.

The Company announced on 23 September 2004 that the Requisitioned EGM would be held on 22 October 2004 and that it would be applying to the UKLA to cancel the listings of the ordinary shares and A Shares and the delisting took effect on 21 October 2004. As a consequence, and as announced on 23 September 2004, the New York Stock Exchange (NYSE) suspended trading on the Company’s ADRs prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE’s decision. However, on 6 December 2004 the NYSE affirmed the decision to delist the Company’s ADRs. Accordingly, New Shares will not be issued in the form of ADRs upon effectiveness of the Proposed Restructuring and holders of the Company’s ADRs will receive the New Shares to which they are entitled, subject to the terms of the Proposed Restructuring and applicable law. British Energy has agreed to take all reasonable steps to list ADRs on the NYSE at such time following the effectiveness of the Proposed Restructuring, as it is able to satisfy the listing criteria of the NYSE. In such circumstances, however, British Energy will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that it may not be able to satisfy immediately after the Proposed Restructuring becomes effective.

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Restructuring Agreement Long Stop Date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to Holdings plc.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and consequently confirmed that they would vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM took place on 22 October 2004 and, in accordance with the unanimous recommendation of the Board, all the resolutions at the Requisitioned EGM were defeated.

Government Restructuring Agreement

The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the New British Energy Group and, in certain cases, the NLF, which give effect to the proposals for the funding of the new British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and certain contracted liabilities for historic spent fuel.

1.	Basis of Preparation (continued)

Conditions

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:

•	the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Long Stop Date;

•	the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including New British Energy and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	there being no continuing event of default under the Government Facility;

•	receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule 2.18 of the UKLA Listing Rules without qualification (whether or not New British Energy is to be listed on the Official List of the UKLA);

•	the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and

•	there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.

If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Long Stop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement and referred to above) occurs at any time before the Court order sanctioning the Creditors’ Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

In the context of the extension to the Restructuring Long Stop Date, the Secretary of State has agreed to extend the long stop date for completion of the Government Restructuring Agreement to 30 April 2005. In the context of meeting its overarching objectives at this time of nuclear safety, security of electricity supplies and value for money for the taxpayer, the Government has stated that it believes that continuity and stability in the management of British Energy’s business in the immediate future is desirable. It has also sought and received assurances from British Energy’s management that any measures taken to manage the Group’s working capital will not adversely affect safety or security of supply. The extension of the Government Restructuring Agreement is therefore subject to conditions relating to those two issues. The agreement of the Secretary of State will be required to extend the Government Restructuring Agreement beyond 30 April 2005.

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement between the Company and the Secretary of State, among others, dated 1 October 2003, the NLF will fund qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning the Group’s nuclear power stations. The Secretary of State has provided an undertaking to fund any future shortfall in the NLF’s ability to fund these qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and also to meet certain of the Group’s contracted liabilities relating to historic spent fuel up to a specified cap. In consideration for the assumption of these liabilities, Holdings plc will issue £275m in New Bonds to the NLF. In addition, members of the Group will make the following payments to the

1.	Basis of Preparation (continued)

NLF: (i) fixed decommissioning contributions of £20m per annum (stated in March 2003 values and indexed to RPI) but tapering off as the nuclear power stations are currently scheduled to close; (ii) £150,000 (stated in March 2003 values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into Sizewell B, the Pressurised Water Reactor nuclear power station, after the Proposed Restructuring becomes effective; and (iii) an annual contribution equal to a percentage of the New British Energy Group’s adjusted free cash flow (initially 65%, subject to adjustment, but not to exceed 65%) (the NLF Cash Sweep Payment).

The NLF will have the right from time to time to convert all or part of the NLF Cash Sweep Payment into an equity shareholding in New British Energy equal to the same percentage of the thereby enlarged issued share capital. The terms of the convertible shares into which such entitlement will convert will limit the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the City Code on Takeovers and Mergers, being currently 29.9% of the voting rights in New British Energy (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). This voting restriction applies for so long as the convertible shares are held by the NLF. The convertible shares will be converted into ordinary shares in New British Energy on their transfer by the NLF to a third party but are not convertible at the election of the NLF.

In addition, under the Nuclear Liabilities Agreements, British Energy is required to fund cash reserves out of its net cash flow in order to support the new British Energy Group’s collateral and liquidity requirements post-restructuring (the Cash Reserves). The initial target amount for the Cash Reserves is £490m plus the amount by which cash employed as collateral exceeds £200m.

The above is a summary only and investors and others are strongly advised to read the entire announcements issued by the Company on 1 October 2003 and on 30 November 2004, which contain additional important information not included in this summary.

(v)	Principles Underlying Going Concern Assumption

The financial statements have been prepared on a going concern basis in accordance with FRS18 – Accounting Policies, because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook. This assumption is, therefore, subject to a number of significant uncertainties and important conditions.

If, for any reason, British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.

2.	New Accounting Policies

Own Shares Held

The Group has adopted the new UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation of own shares held. As a result where the Group purchases shares in its equity share capital through the Group’s Employee Share Trust or Qualifying Employee Share Trust the net consideration paid is deducted from the profit and loss account reserve in arriving at total equity shareholders’ funds. Where such shares are subsequently sold or reissued any consideration received is included in equity shareholders’ funds.

3.	Turnover and loss on ordinary activities before taxation

(a)	Output and Turnover

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	TWh	TWh	TWh	TWh
Output
– United Kingdom	15.3	31.7	35.5	72.6

	£m	£m	£m	£m
Continuing activities
United Kingdom
– Direct supply sales net of energy supply costs	148	291	237	522
– Wholesale generation sales	120	273	323	703

– Turnover from continuing activities excluding energy supply costs recovered from customers and miscellaneous income	268	564	560	1,225
– Energy supply costs recovered from customers	72	142	103	260
– Miscellaneous income	11	17	14	31

Turnover from continuing activities	351	723	677	1,516

Share of turnover in discontinued joint venture	—	—	118	144

The turnover and profit before tax of the Group’s joint venture, AmerGen, relate entirely to activities in the United States of America. On 22 December 2003 the Group disposed of its interest in AmerGen.

(b)	(Loss)/Profit on Ordinary Activities Before Taxation

A geographical analysis of the (loss)/profit on ordinary activities before taxation is as follows:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
United Kingdom	(147)	(262)	(129)	187
United States – share of discontinued joint venture	—	—	58	45

	(147)	(262)	(71)	232

4.	Operating costs

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Continuing activities
– Fuel	105	209	184	413
– Materials and services	141	268	262	512
– Staff costs	78	151	112	224
– Depreciation charges	18	36	25	50

	342	664	583	1,199
Energy supply costs	72	142	103	260

Operating costs before exceptional items	414	806	686	1,459

Exceptional operating items
– Materials and services	14	19	37	25
– Staff costs	1	9	—	—
– Depreciation charges/(credits)	—	3	—	(295)
– Amounts credited to non-operational assets	—	—	(13)	(13)

	15	31	24	(283)

Operating costs after exceptional items	429	837	710	1,176

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Analysis of exceptional operating items
Restructuring costs	14	19	37	43
Severance costs	1	9	—	—
Settlement of claim	—	—	—	(18)
Fixed asset write-up	—	—	—	(295)
Depreciation – corporate headquarters	—	3	—	—
UK decommissioning fund write-up	—	—	(13)	(13)

	15	31	24	(283)

There were exceptional materials and services costs in respect of costs incurred on advisory fees and other costs associated with restructuring the Group’s activities of £14m and £19m for the three months and six months to 30 September 2004 respectively. An exceptional charge of £1m and £9m for the three months and six months ended 30 September 2004 respectively has been recorded for severance costs in relation to the Group’s restructuring. An exceptional depreciation charge of £3m was recorded for the six months to 30 September 2004 to align the carrying value of the corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Exceptional operating costs amounting to £24m were reported for the six months ended 30 September 2003. These amounts are further explained as follows:

•	charges incurred on advisory fees and other costs associated with the Proposed Restructuring of the Group’s activities of £37m; and

•	the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of £13m.

4.	Operating costs (continued)

Exceptional operating credits amounting to £283m were reported for the year ended 31 March 2004. These amounts are further explained as follows:

•	charges incurred on advisory fees and other costs associated with the Proposed Restructuring of the Group’s activities of £43m in the year ended 31 March 2004;

•	settlement of long standing disputes with Siemens Power Generation Limited (Siemens) relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens paid the Company approximately £18m;

•	exceptional depreciation credit of £295m in the year ended 31 March 2004 in respect of the reversal of previous impairment losses in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets; and

•	the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of £13m.

5.	Financing charges/(credits)

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Revalorisation of nuclear liabilities
– changes in price levels	23	69	57	97
– release of discount for the period	32	63	59	118

	55	132	116	215
Revalorisation credit of UK decommissioning fund	(6)	(16)	(16)	(28)
Share of revalorisation of discontinued joint venture	—	—	(1)	(2)

Revalorisation charges before exceptional items	49	116	99	185
Interest payable less receivable	21	35	25	64

Total financing charges prior to exceptional charges/(credits)	70	151	124	249
Exceptional revalorisation (credits)/charges	(1)	1	(40)	(68)

	69	152	84	181
Exceptional interest and other financing credits	—	—	(3)	(5)

	69	152	81	176

At 30 September 2004 the market value of the UK decommissioning fund had increased to £460m (31 March 2004: £440m). The revalorisation credit of £16m relating to the UK decommissioning fund and the regular contributions of £5m have increased the book value to £461m at 30 September 2004. An exceptional charge of £1m in the six months ended 30 September 2004, of which a credit of £1m relates to the three months ended 30 September 2004, is required to reduce the book value to market value. The market value remains below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

At 30 September 2003 the market value of the UK decommissioning fund had increased to £398m, thereby necessitating an exceptional credit of £39m to reverse previously written-down amounts. As a result of the decommissioning fund receivable being restated at market value, a £13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and a £26m exceptional credit was recorded in finance charges to reverse prior write-down of previous revalorisation.

5.	Financing charges/(credits) (continued)

The market value of the AmerGen decommissioning fund had also increased over the six months to 30 September 2003, and the British Energy share of the exceptional credit was £14m.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the six months ended 30 September 2003 amounted to £40m.

At 30 September 2003 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value, resulting in an exceptional credit of £3m for the six months ended 30 September 2003. There was no exceptional credit for either the three months or the six months ended 30 September 2004 in relation to these interest rate swaps.

At 31 March 2004 the market value of the UK decommissioning fund was £440m, thereby necessitating an exceptional credit of £59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts. As a result of the UK decommissioning fund receivable being restated at market value, a £13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of £46m were recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation. The market value was below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was £22m in the year to the date of sale and recorded within the Group result for the year ended 31 March 2004.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the year ended 31 March 2004 amounted to £68m.

At 31 March 2004 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value, resulting in an exceptional credit of £5m for the year ended 31 March 2004.

6.	Taxation

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Tax on results excluding exceptional items	—	—	8	(2)

There is no UK current tax charge for either the three or the six months ended 30 September 2004 (six months ended 30 September 2003: £nil). The tax charge for the six months ended 30 September 2003 comprises an overseas tax charge of £8m in respect of the Group’s liability for its share of AmerGen’s taxable profits. The tax credit of £2m for the year ended 31 March 2004 represents the release of an over provision of foreign tax in earlier years. The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005.

7.	(Deficit)/earnings per share

The (deficit)/earnings per share for each period has been calculated by dividing the (loss)/profit on ordinary activities after taxation by the weighted average of ordinary shares in issue during the period, based on the following information:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
(Loss)/profit for the period (£m)	(147)	(262)	(79)	234
Basic weighted average share capital (number of shares, million)	602	602	602	602

8.	Tangible fixed assets

(i)	Carrying Value of Fixed Assets

The Directors reviewed the economic values and net realisable values of the Group’s fixed assets at 31 March 2004 and compared them to their book value. As a result of this review the carrying value of fixed assets was increased by £295m.

The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of the Eggborough Power Station was based on an assessment of net realisable value.

The electricity price assumptions were a very significant component of the asset value calculation. The Directors considered the market’s views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company. In determining the price assumptions the Directors took a cautious view on there being a significant recovery in prices. As market prices are outside the Directors’ control actual prices may differ from those forecast.

On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending 31 March 2005 had been reduced to 59.5 TWh. The Company is satisfied that, in the current circumstances and at the date of this report, the impact of this downward revision in output target and the movements in electricity prices on the carrying value of the nuclear assets is not material. The Directors will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2005 in line with the requirements of FRS11 – Impairment of Fixed Assets and Goodwill, and make such revisions if any, as may be appropriate.

(ii)	Sale of Investments

Total cash receipts for the six months ended 30 September 2004 amounted to £4m and were in relation to the discontinued activities of Bruce Power. The cash receipt of £4m was received on 25 May 2004 and was in partial consideration of the re-start of the Bruce A units.

9.	Creditors and provisions

	Nuclear liabilities	Debt	Other creditors and provisions	Total
	£m	£m	£m	£m
Creditors:
Amounts falling due within one year	619	220	659	1,498
Amounts falling due after more than one year	1,907	663	—	2,570
Provisions for liabilities and charges	1,837	—	45	1,882

As at 30 September 2004	4,363	883	704	5,950

As at 30 September 2003	4,097	980	705	5,782

As at 31 March 2004	4,223	883	732	5,838

9.	Creditors and provisions (continued)

Nuclear liabilities, including accruals for AGR fuel services, relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group’s estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments. The costs of decommissioning the nuclear power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the nuclear power stations available for alternative use in accordance with the Group’s decommissioning strategy.

Other creditors of £659m (30 September 2003: £660m and 31 March 2004: £696m) include £316m (30 September 2003: £316m and 31 March 2004: £316m) in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the year ended 31 March 2003, which gave rise to claims for certain amounts which have become payable. Interest is payable and is being paid on standstill balances at a rate of 6%, other than for the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring. Enron, TPL and Total have subsequently transferred their claims to Deutsche Bank.

The analysis of the maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan are replaced or amended (as the case may be) as part of the Proposed Restructuring or earlier termination of the standstill. The maturity profile of borrowings will change upon completion of the Proposed Restructuring.

Included in the provisions total of £45m (30 September 2003: £41m and £31 March 2004: £36m) is an interest rate swaps provision in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the Proposed Restructuring and have concluded that the swaps are no longer effective as hedges. The balance on the provision of £33m at 31 March 2004 has reduced to £32m at 30 September 2004 through a revaluation to market value of £1m.

10.	Share capital / ESOPs

British Energy Employee Share Trust (BEEST) and Qualifying Employee Share Trust (QUEST) hold shares in British Energy for the purpose of satisfying options exercisable under the Company’s employee share option and sharesave schemes. At 30 September 2004, BEEST held 21,734,839 ordinary shares (30 September 2003: 21,734,839 and 31 March 2004: 21,734,839) and QUEST held 5,292,103 ordinary shares (30 September 2003: 5,292,103 and 31 March 2004: 5,292,103) and 19,165,471 ‘A’ shares (30 September 2003: 19,165,471 and 31 March 2004: 19,165,471) in British Energy plc.

11.	Reconciliation of movement in equity shareholders’ funds

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Opening balance	(3,374)	(3,259)	(3,476)	(3,476)
(Loss)/profit for the period	(147)	(262)	(79)	234
Translation differences on foreign currency net investment	—	—	(9)	(15)
Prior year adjustment (as explained in note 1)	—	—	—	(2)

Closing balance	(3,521)	(3,521)	(3,564)	(3,259)

12.	Reconciliation of operating cash flow

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Group operating (loss)/profit – continuing activities	(78)	(114)	(33)	340
Depreciation charges/(credit) (includes fixed asset write-up)	18	39	25	(245)
Nuclear liabilities charged to operating costs	31	66	63	130
Nuclear liabilities discharged	(21)	(58)	(19)	(59)
(Decrease)/increase in other provisions	(6)	2	(2)	(3)
Regular contributions to decommissioning fund	—	(5)	(9)	(19)
Operating exceptional decommissioning fund movement	—	—	—	(13)
Decrease/(increase) in working capital	57	10	(51)	25

Net cash inflow/(outflow) from operating activities	1	(60)	(26)	156

Included within the working capital movements are amounts that relate to deferred payments to BNFL of £45m (30 September 2003: £nil and 31 March 2004: £20m) and, as part of improved working capital management, revised terms of credit with certain suppliers, some of which are interest bearing.

13.	Reconciliation of net cash flow to movement in net debt

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
(Increase) in debt in the period	—	—	(97)	—
(Decrease)/increase in cash in the period	(48)	(136)	(43)	175
Increase in liquid resources	28	44	69	65

(Increase)/decrease in net debt in the period	(20)	(92)	(71)	240
Opening net debt	(382)	(310)	(550)	(550)

Closing net debt	(402)	(402)	(621)	(310)

14.	Collateral

Investments in liquid funds at 30 September 2004 include £341m (30 September 2003: £315m and 31 March 2004: £297m) of cash that has been deposited in collateral bank accounts to support trading activities. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

15.	Contingent assets

On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003. The

15.	Contingent assets (continued)

financial statements for the period to 30 September 2004 have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel contracts, pending satisfaction of the restructuring conditions set out in the revised contracts, thereby creating a contingent asset of £376m (30 September 2003: £220m and 31 March 2004: £306m) which will be recognised upon completion of the Proposed Restructuring as one of a number of expected adjustments at that time. An analysis of amounts included in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed is shown as follows:

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back end contracts for the period	127
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:
Amounts settled	(46)
Amounts included in accruals at period end	(26)

Cash flow benefit arising within the period		55
Finance charges accrued on amounts stoodstill		15

Closing balance at 30 September 2004		376

		£m
Amounts payable under historic BNFL back end contracts Opening balance at 1 April 2004		317
Amounts falling due in period		127
Amounts settled		(46)
Standstill interest accrued		15

Closing asset balance at 30 September 2004		413

Less: amounts payable under revised BNFL back end contracts Opening balance at 1 April 2004		(11)
Amounts falling due in period		(72)
Amounts settled		46

Closing liability balance at 30 September 2004		(37)

Contingent asset at 30 September 2004		376

On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The trust agreement provides that where a delay to the programme has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted accordingly. The Group received C$20m on 22 March 2004 in respect of the restart of Unit 4 and C$10m on 25 May 2004 in respect of the restart of Unit 3. C$20m is held in trust by an escrow agent pending resolution of the dispute. On 12 November 2004 British Energy served notice on the escrow agent and Ontario Power Generation Inc. demanding payment of C$40m. A notice of objection was received on 29 November 2004 and the Group is currently considering what courses of action are open to it. The Company has not recognised any additional amounts on its balance sheet at 30 September 2004 because of uncertainties regarding their realisation.

16.	Contingent liabilities

These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these financial statements. This note describes the contingent liabilities that are applicable to the Group and the Company.

The Group has been provided with the Government Facility by the Secretary of State. As at 30 September 2004, the Group had no drawings under the Government Facility. Also at 30 September 2004, the Group had cash and liquid investments of £481m of which £341m had been deposited as collateral to support trading and other operations.

The following security has been granted for obligations under the Government Facility which has been made available by the Secretary of State:

•	an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain Group companies;

•	fixed charges in relation to the UK nuclear power stations; and

•	pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.

Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL, calculated to cover EPL’s borrowing and operating costs. In addition the Company also provides a subordinated loan facility to EPL.

On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the Eggborough Banks) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims agreed for the purposes of the Proposed Restructuring currently reflect the amounts legally claimable, in the event of the Proposed Restructuring not being completed different amounts may be calculated as being claimable.

On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the NDF) served a default notice relating to the solvency of the Company, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of £18m. The NDF has indicated it will not take immediate enforcement action without further notice while the Group progresses satisfactorily towards achieving the Proposed Restructuring however, the NDF has retained the right to do so. If the conditions to the Proposed Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power station during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is

16.	Contingent liabilities (continued)

alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at 21 December 2003, British Energy Investment Limited may be required to make a payment to Exelon of up to US$13.7m together with accrued interest since December 2003. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute. Furthermore, the Company is reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, which, if agreed, may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in the estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

On 17 September 2004, the ad hoc committee of British Energy’s Bondholders commenced proceedings in the High Court in London against Polygon, Brandes and the Company, seeking a variety of relief against the different defendants to the action. The claimants sought a declaration against British Energy that British Energy was bound by the terms of the Creditor Restructuring Agreement as well as specific performance by British Energy of its obligations under the Creditor Restructuring Agreement, and potentially also damages. In the light of the outcome of the Requisitioned EGM on 22 October 2004, it is not clear whether these proceedings will continue, or whether they will be discontinued.

Subsequently, the Bondholders agreed terms to stop the litigation insofar as it related to Polygon.

17.	Non-adjusting post balance sheet events

Output Forecast

On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending 31 March 2005 had been reduced to 59.5 TWh. The Company is satisfied that, in the current circumstances, the impact of this downward revision in output target and the movements in electricity prices on the carrying value of the nuclear assets is not material.

INDEPENDENT REVIEW REPORT TO BRITISH ENERGY PLC

Introduction

We have been instructed by the Company to review the financial information, contained in the interim report, which comprises the profit and loss account, balance sheet, cash flow statement, statement of total recognised gains and losses and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Fundamental Uncertainty – Going Concern

In arriving at our review conclusion, we have considered the adequacy of the disclosures made in Note 1 concerning the preparation of the quarterly financial information on the going concern basis. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring within the time-scales envisaged or required and the continuation of the standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook. In view of the significance of the uncertainty concerning these matters we consider that they should be drawn to your attention but our conclusion is not qualified in this respect.

Review Conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 30 September 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

9 December 2004

Notes:

(a)	The maintenance and integrity of the British Energy plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the quarterly report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.”

Notes

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